UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

Other Events

On December 20, 2004, Infosys Technologies Limited (the “Company”) filed a Registration Statement on Form F-3 (File No. 333-121444, the “Registration Statement”) with the Securities and Exchange Commission in connection with its sponsored offering of American Depositary Receipts. The Registration Statement contains information attached to this Current Report on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: December 21, 2004

INDEX TO EXHIBITS

Exhibits

23.1	Independent Auditors’ Report and Consent

99.1	Information from Registration Statement.

EXHIBIT 23.1

Independent Auditors’ Report and Consent

The Board of Directors

Infosys Technologies Limited

We consent to incorporation by reference in the registration statement (No. 333-32196) on Form S-8 of Infosys Technologies Limited of our report dated April 13, 2004, except for note 2.24, as to which the date is July 13, 2004, with respect to the consolidated balance sheets of Infosys Technologies Limited as of March 31, 2004, and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004, and the related Financial Statement Schedule, which report appears in the Form 6-K of Infosys Technologies Limited dated December 21, 2004.

/s/ KPMG LLP
KPMG LLP

Manchester, UK	KPMG LLP
December 21, 2004

Exhibit 99.1

RISK FACTORS

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this document.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the proportion of services that we perform at our development centers or at our client sites;

•	the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	expenditures in connection with the submission of proposals for larger, more complex client engagements;

•	unanticipated cancellations, contract terminations or deferrals of projects;

•	utilization of billable employees; and

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our client base.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

•	the duration of tax holidays or tax exemptions and the availability of other Government of India incentives;

•	currency fluctuations, particularly when the rupee appreciates in value against the dollar, since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We may not be able to sustain our previous profit margins or levels of profitability.

In fiscal 2004 and 2003, our net income was 25.4% and 25.9% of total revenues as compared to 30.1% of total revenues in fiscal 2002. This decrease reflects pricing pressures for our services, volatility of the rupee against the dollar and increased wage pressures in India. In fiscal 2003, we began to incur substantially higher selling and marketing expenses as we invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We expect increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The economic environment, pricing pressure and rising wages in India could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has recently increased after a two-year decreasing trend due to a challenging global economic environment. Additionally, large U.S. multinational companies are establishing larger offshore operations in India, resulting in wage pressures for Indian companies. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives.

If economic growth slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2000 and September 30, 2004 our total employees grew from approximately 5,400 to approximately 32,900. In addition, in the last five fiscal years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to and further improving our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	successfully expanding the range of services offered to our clients;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States and announced our intention to hire aggressively in the United States. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our client’s operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition from these competitors in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the six months ended September 30, 2004 and fiscal 2004 and 2003, our largest client accounted for 5.4%, 5.0% and 5.8% of our total revenues, and our five largest clients together accounted for 21.6%, 22.6% and 23.4% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States as well as clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and these industries may affect our business.

In the six months ended September 30, 2004 and in fiscal 2004 and 2003, approximately 64.0%, 70.0% and 72.0% of our revenues were derived from the United States. For the same periods, we earned 34.5%, 36.6% and 37.5% of our revenues from the financial services industry, and 14.9%, 14.8% and 16.4% from the manufacturing industry. If the current economic recovery in the United States does not continue, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability.

Our revenues could be significantly affected if the governments in geographies in which we operate restrict companies from outsourcing work to non-domestic corporations.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention following the growth of offshore outsourcing. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the last two years, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that discourage such outsourcing. Such laws restrict our ability to do business with U.S. government-related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations. Any of these events could adversely affect our revenues and operating profitability.

Our success depends in large part upon our highly skilled technology professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. In 2004, hiring in India by technology companies has increased significantly. Excluding Progeon and our other subsidiaries, we added 8,000 new jobs, net of attrition, in fiscal 2004. Increased demand for technology professionals has also led to an increase in attrition rates. We estimate the attrition rate in the Indian technology services industry, which excludes the business process management industry, to be approximately 20% annually, with our comparable attrition rate in fiscal 2004 being 10.5%, without accounting for attrition in Progeon or our other subsidiaries. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Also, the suspension of stock option grants under our employee stock option plans could have an adverse impact on employee retention. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

We currently have operations, including a development center, in Pune in the State of Maharashtra, India. Recently, the Maharashtra state government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. The quality of our work force is critical to our business. If the legislation becomes effective, our ability to hire the most highly qualified technology professionals in the State of Maharashtra may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the six months ended September 30, 2004 and fiscal 2004 and 2003, revenues from fixed-price, fixed-timeframe projects accounted for 29.7%, 33.7% and 36.7% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control which might lead to termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of technology spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to the client’s in-house technology departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our inability to control the termination of client contracts could have a negative impact on our financial condition or results of operations.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increases, clients may require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, Nasdaq National Market rules, Securities and Exchange Board of India rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 33 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of September 30, 2004, we had contractual commitments of approximately $57 million for capital expenditures. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the six months ended September 30, 2004 and fiscal 2004 and 2003, we earned 2.7%, 2.8% and 4.6% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 22.4% of our issued equity shares as of September 30, 2004. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we recently acquired Infosys Australia, established Infosys China and established Infosys Consulting in the United States. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. As of September 30, 2004, we have invested an aggregate amount of approximately $11 million in strategic investments. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2004 and 2003, we made loss provisions of $2 million and $3 million related to these investments.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS 123R from July 1, 2005. The change in our accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and we are evaluating the magnitude of that impact. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $164 million, $223 million and $137 million in the six months ended September 30, 2004, fiscal 2004 and 2003.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

Currently, the Government of India provides tax benefits to companies that export technology services from specially designated software technology parks in India. These tax benefits include a 10-year tax holiday from Indian corporate income taxes. Currently, we benefit from the 10-year tax holiday on Indian corporate income taxes for the operation of most of our Indian facilities, and as a result, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $56 million, $78 million and $51 million for the six months ended September 30, 2004 and fiscal 2004 and 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday, such that it is available only until the earlier of fiscal year 2009 or 10 years after the commencement of a company’s undertaking. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. In addition, India has shown the highest average wage increases in the Asia-Pacific region in 2004, particularly in the technology sector. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and infrastructure management services, visit several technology services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between

India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client’s location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of September 30, 2004, the majority of our technology professionals in the United States held either H-1B visas (approximately 3,500 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 700 persons, not including Progeon employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000, however, this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States. The CIS announced on October 1, 2004 that it had received on the first day of the new government fiscal year sufficient applications to fill up all 65,000 visas that were available for the year. In November 2004, the United States Congress passed a measure that would increase the number of available H-1B visas for 2004 to 85,000. This proposed legislation, if made effective, would increase the H1-B visa quota by 20,000 visas but these visas would only be available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States. The increase, if effective, is expected to be fully utilized in 2004 and may not be extended to future years.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004 has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of September 30, 2004 and March 31, 2004, we had outstanding forward contracts in the amount of $188 million and $149 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure given the recent volatility of the Indian rupee against the U.S. dollar. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in nine countries around the world, with our largest located in India. We have recently established or intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In October 2003, we established Infosys China and in January 2004 we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may be impacted by disease, health epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors and executive officers or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets and the assets of many of our directors and executive officers are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce judgments against us in courts outside of India, or against these persons outside the jurisdiction of their residence, if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. For instance, on September 9, 2004 the Intellectual Property Appellate Board of India, or IPAB, upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of our registration of the INFOSYS trademark in certain protected intellectual property classes. We moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004, the Supreme Court of India stayed the order of the IPAB temporarily. Based on our present knowledge, we believe that we will prevail in this action and that the action will not have any material impact on our results of operations or financial position. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

•	if the transaction consideration is paid in cash, the transaction value does not exceed U.S. $100 million and is paid for out of (i) the proceeds of an ADR offering or (ii) foreign exchange balances and export related accounts receivable in an amount not exceeding 100% of the net worth of the company; or

•	if the transaction consideration is paid in stock, the transaction value does not exceed the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on Nasdaq at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see the section entitled “Market Price Information” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade dollar-denominated securities. The completion of our proposed sponsored ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated as a result of our proposed offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares in our proposed offering may adversely affect the prices of our equity shares and the ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

While our proposed offering will increase the number of our ADSs publicly trading in the United States, an active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes certain restrictions that limit a holder’s ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights.

Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

The size of our proposed offering may be reduced if the potential selling shareholders choose for Indian tax reasons not to convert their equity shares in conjunction with the offering.

Equity share transactions which are entered into on a recognized stock exchange in India are entitled to preferential capital gains tax rates of 0% for long-term capital gains and 10% for short term capital gains, plus applicable cess and surcharges, provided that a securities transaction tax is paid in connection with the transaction. In contrast, for off-market transactions, the long-term capital gains tax rate is 10%, plus applicable cess and surcharges, and the short-term capital gains tax rate is the taxpayer’s maximum marginal rate, plus applicable cess and surcharges. The preferential capital gains tax rates may not extend to this secondary ADS offering since the equity shares sold in the offering are settled in an off-market transaction. If it is determined that the selling shareholders in our proposed offering are not entitled to the preferential tax treatment or the settlement of the conversions of equity shares into ADSs is not structured in a manner to obtain such preferential treatment, some of our equity shareholders may choose not to participate in this offering, thereby reducing the size of this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should,” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed elsewhere in this document. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

This document includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., a provider of market information and strategic information for the IT industry, the National Association of Software and Service Companies, or NASSCOM, an industry trade group, and Dataquest India, a trade publication for the Indian IT industry, or Dataquest. This type of data represents only the estimates of Gartner, NASSCOM, Dataquest and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

DIVIDENDS

Under Indian law, a corporation pays dividends upon a recommendation by the board of directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the board of directors. Dividends may be paid out of profits of an Indian company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

In the six months ended September 30, 2004 and fiscal 2004, we paid cash dividends of approximately $0.63 and $0.16 per equity share. Although we have no current intention to discontinue dividend payments, future dividends may not be declared or paid and the amount, if any, thereof may be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in Indian rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of Depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

Translations from Indian rupees to U.S. dollars are based on the average of the monthly average of the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal	Dividend per Equity Share	Dividend per Equity Share	Dividend per ADS
2005*	Rs.28.75	$0.63	$0.63
2004	7.25	0.16	0.16
2003	6.25	0.13	0.13

*	For the six months ended September 30, 2004; includes a special one-time dividend of Rs. 25 ($0.55) per share.

The information presented above has been adjusted for the 4-for-1 stock split effected in the form of a stock dividend in July 2004.

MARKET PRICE INFORMATION

Our equity shares are traded in India on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or BSE, and the National Stock Exchange of India Limited, or NSE, or collectively, the Indian stock exchanges. Our ADSs are traded on Nasdaq under the ticker symbol “INFY”. Each ADS represents one equity share. Our ADSs began trading on the Nasdaq on March 11, 1999. Our equity shares were previously traded on the Bangalore Stock Exchange, or BgSE. There have been no trades of our shares on the BgSE since August 2002, and we delisted from the BgSE on June 22, 2004.

As of September 30, 2004, we had 267,860,670 equity shares issued and outstanding and there were approximately 27,577 record holders of ADRs, evidencing 21,244,988 ADSs (equivalent to 21,244,988 equity shares). As of September 30, 2004, there were approximately 165,352 record holders of our equity shares listed and traded on the Indian stock exchanges.

The following tables set forth for the periods indicated the price history of the equity shares and the ADSs on the Indian stock exchanges and the Nasdaq. Each ADS currently represents one equity share. Prior to our July 2004 4-for-1 stock split for our equity shares and 2-for-1 stock split for our ADSs, each ADS represented one-half of one equity share. The stock prices from the Indian exchanges have been restated to give appropriate effect to the stock and ADS splits. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 45.91 per $1.00.

	BSE Price per Equity Share		NSE Price per Equity Share		BgSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low	High	Low
2004	$32.08	$14.19	$32.05	$14.22	$—	$—	$50.65	$20.12
2003	26.28	16.36	26.29	16.36	—	—	42.96	23.73
2002	26.27	11.97	26.23	11.91	23.41	14.87	39.80	16.51
2001	57.56	22.23	57.71	22.24	57.55	20.46	138.43	31.50
2000	69.64	7.04	70.24	7.01	76.10	13.06	172.50	10.00

	BSE Price per Equity Share		NSE Price per Equity Share		BgSE Price per Equity Share		Nasdaq Price per ADS
Fiscal	High	Low	High	Low	High	Low	High	Low
2005
First Quarter	$30.48	$24.65	$30.48	$24.61	$—	$—	$47.23	$36.23
Second Quarter	37.06	29.44	37.05	29.45	—	—	58.31	43.50
Third Quarter (through December 17, 2004)	46.79	36.71	46.81	36.72	—	—	72.00	55.79
2004
First Quarter	$23.86	$14.19	$23.87	$14.22	$—	$—	$31.55	$20.12
Second Quarter	24.75	16.84	24.79	16.85	—	—	34.61	25.22
Third Quarter	30.30	23.92	30.30	23.90	—	—	47.70	34.45
Fourth Quarter	32.08	26.43	32.05	26.44	—	—	50.65	37.55
2003
First Quarter	$21.58	$16.69	$21.57	$16.71	$—	$—	$34.63	$23.73
Second Quarter	20.10	16.36	20.10	16.36	—	—	29.84	24.68
Third Quarter	26.28	18.57	26.29	18.55	—	—	42.96	25.64
Fourth Quarter	26.14	21.90	26.15	21.90	—	—	37.73	27.88
2002
First Quarter	$23.30	$15.52	$23.33	$15.58	$23.41	$14.87	$39.80	$26.85
Second Quarter	21.45	12.04	21.42	12.10	19.60	17.97	34.24	16.51
Third Quarter	24.78	11.97	24.68	11.91	—	—	34.04	16.60
Fourth Quarter	26.27	19.22	26.23	19.24	—	—	37.63	25.98

	BSE Price per Equity Share		NSE Price per Equity Share		Nasdaq Price per ADS
Month	High	Low	High	Low	High	Low
June 2004	$30.49	$27.21	$30.49	$27.19	$47.23	$40.56
July 2004	33.84	29.44	33.84	29.45	50.15	43.50
August 2004	34.35	32.24	34.36	32.23	52.13	45.37
September 2004	37.07	34.42	37.05	34.44	58.31	52.81
October 2004	42.44	36.71	42.45	36.72	67.60	55.79
November 2004	46.79	41.60	46.81	41.62	72.00	63.90

Source for all tables above: Bloomberg for BSE quotes, www.nasdaq.com for Nasdaq quotes, www.nse-india.com for NSE quotes and The Economic Times for BgSE quotes.

On December 17, 2004, the closing price of equity shares on the BSE was Rs. 2,089.75, equivalent to $47.62 per equity share based on the exchange rate on that date.

The Indian Securities Trading Market

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, the BSE, and the NSE.

Listing

The SEBI has promulgated regulations creating an independent self regulatory authority called the Central Listing Authority. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the Central Listing Authority.

Indian Stock Exchanges

The major stock exchanges in India, The Stock Exchange, Mumbai and the National Stock Exchange, account for a majority of trading volumes of securities in India. The Stock Exchange, Mumbai and National Stock Exchange together dominate the stock exchanges in India in terms of number of listed companies, market capitalization and trading.

The stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. The SEBI has proposed to move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the Stock Exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.

To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

Market Wide Circuit Breakers. Market wide circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

Price Bands. Price bands are circuit filters of up to 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. The equity shares of Infosys are included in the BSE Sensex and the NSE Nifty.

The National Stock Exchange of India Limited

The market capitalization of the capital markets (equities) segment of the NSE as of September 30, 2004 was approximately Rs. 12.3 trillion or approximately $267 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement takes place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades.

The Stock Exchange, Mumbai

The estimated aggregate market capitalization of stocks trading on the BSE as of September 30, 2004 was approximately Rs. 13.1 trillion or approximately $285 billion. The BSE began allowing online trading in May 1995. As of September 30, 2004, the BSE had 742 members, comprised of 204 individual members, 519 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

Trading on both the NSE and the BSE occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. (Indian Standard Time).

Derivatives

Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self regulatory organization under the supervision of the SEBI.

Depositories

The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialisation of securities already issued or proposed to be issued to the public or existing shareholders; The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form.

Securities Transaction Tax

Recently, a securities transaction tax was implemented. Under Indian tax law, a transaction tax is levied on delivery-based transactions in equity shares in a company or in units of an equity oriented fund on recognized stock exchanges at the rate of 0.15% of the value of the security. The transaction tax is required to be shared equally between the buyer and the seller. For non-delivery based transactions, a lower rate of 0.015% to be adjusted against business profits will be applicable. For derivatives, the tax will be 0.01%. Debt market transactions have been exempted from the securities transaction tax. Sale of a unit of an equity-oriented fund to a mutual fund will attract a transaction tax of 0.15%.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our ADSs, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the noon buying rate in the City of New York on business days during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the last business day of each month during the year.

Fiscal	Period End	Average	High	Low
2004	Rs.43.40	Rs.45.78	Rs.47.46	Rs.43.40
2003	47.53	48.36	49.07	47.53
2002	48.83	47.81	48.91	46.58
2001	46.85	45.88	47.47	43.63
2000	43.65	43.46	43.75	42.50

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate in the City of New York during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
June 2004	Rs.46.21	Rs.44.94
July 2004	46.45	45.66
August 2004	46.40	46.21
September 2004	46.35	45.81
October 2004	45.87	45.30
November 2004	45.40	44.47

On December 17, 2004, the noon buying rate in the City of New York was Rs.43.88.

SELECTED CONSOLIDATED FINANCIAL DATA

($ in MILLIONS, except per equity share data)

You should read the selected consolidated financial data below in conjunction with the consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this document. The selected consolidated statement of income for the five years ended March 31, 2004 and the selected consolidated balance sheet data as of March 31, 2000, 2001, 2002, 2003 and 2004 have been prepared and presented in accordance with U.S. GAAP and have been derived from our audited consolidated financial statements and related notes. The selected consolidated statements of income data for the six months ended September 30, 2003 and 2004 and the balance sheet data as of September 30, 2004 are derived from our unaudited consolidated financial statements. Historical results are not necessarily indicative of future results. The information presented below reflects our 4-for-1 stock split effected in the form of a stock dividend in July 2004.

	Fiscal Year Ended March 31,					Six Months Ended September 30,
	2000	2001	2002	2003	2004	2003	2004
				(1)	(1),(2)	(1)	(1),(2),(3)
Statements of Income Data
Revenues	$203	$414	$545	$754	$1,063	$484	$713
Cost of revenues including amortization of stock compensation expense	114	217	294	417	603	275	401
Gross profit	89	197	251	337	460	209	312
Operating Expenses:
Selling and marketing expenses	10	21	27	56	77	35	50
General and administrative expenses	17	37	44	58	82	38	56
Amortization of stock compensation expense	2	2	2	2	1	1	—
Amortization of intangible assets	—	—	—	2	7	4	1
Total operating expenses	29	60	73	118	167	78	107
Operating income	60	137	178	219	293	131	205
Other income, net	9	10	14	18	28	16	6
Income before income taxes	69	147	192	237	321	147	211
Provision for income taxes	8	15	28	42	51	24	31
Net income	$61	$132	$164	$195	$270	$123	$180
Earnings per Equity Share:
Basic	$0.23	$0.50	$0.63	$0.74	$1.03	$0.47	$0.68
Diluted	$0.23	$0.49	$0.62	$0.73	$1.01	$0.46	$0.66
Weighted Average Equity Shares used in computing earnings per Equity Share:
Basic	262,638,500	263,085,024	262,226,592	262,284,008	262,780,308	262,349,472	265,781,580
Diluted	263,455,960	266,858,956	264,339,496	265,916,036	267,166,236	264,979,408	271,186,823
Cash dividend per Equity Share	$0.02	$0.03	$0.09	$0.13	$0.16	$0.08	$0.63	(4)

	As of March 31,					As of September 30, 2004
	2000	2001	2002	2003	2004
Balance Sheet Data
Cash and cash equivalents	$117	$124	$210	$354	$445	$335
Investments in liquid mutual fund units	—	—	—	—	$218	$210
Total assets	219	342	471	704	$1,132	$1,108
Preferred stock of subsidiary	—	—	—	10	22	20
Total stockholders’ equity	$198	$312	$442	$626	$953	$921

(1)	The information for fiscal 2003, fiscal 2004 and the six months ended September 30, 2004 includes the results of operations of Progeon, a consolidated subsidiary.
(2)	The information for fiscal 2004 and the six months ended September 30, 2004 includes the results of Infosys Australia and Infosys China, both consolidated subsidiaries.
(3)	The information for the six months ended September 30, 2004 includes the results of Infosys Consulting, a consolidated subsidiary.
(4)	Cash dividend per equity share includes a special one-time dividend of $0.55 per equity share paid in June 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this document. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this document. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global technology services company founded in 1981, and headquartered in Bangalore, India. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from the 2003 sponsored secondary offering and we will not receive any of the proceeds from this offering.

Our revenues grew from $203 million in fiscal 2000 to $1,063 million in fiscal 2004, representing a compound annual growth rate of 51.3%. Our net income grew from $61 million to $270 million during the same period, representing a compound annual growth rate of 45.0%. Our revenue growth is attributable to a number of factors including an increase in the size and number of projects executed for existing and new clients, as well as an expansion in the solutions that we provide to our clients. For the six months ended September 30, 2004 and fiscal 2004, 97.4% and 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 2000 and March 31, 2004, our total employees grew from approximately 5,400 to approximately 25,600, representing a compound annual growth rate of 47.6%. Our revenues for the six months ended September 30, 2004 grew by 47.3% over the corresponding period in 2003 from $484 million to $713 million. Our net income for the six months ended September 30, 2004 grew by 46.3% over the corresponding period in 2003 from $123 million to $180 million. As of September 30, 2004, we had approximately 32,900 employees.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. During the six months ended September 30, 2004 and fiscal 2004, we earned 65.1% and 71.2% of our total revenues from North America, 21.9% and 19.2% from Europe, 1.7% and 1.3% from India and 11.3% and 8.3% from the rest of the world.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 2.7% and 2.8% of our total revenues for the six months ended September 30, 2004 and fiscal 2004.

We experience from time to time pricing pressure from our clients, especially during the recent economic downturn, which had adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Cost of Revenues

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over periods of up to three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan, which has been accounted for under the intrinsic value method. The deferred stock compensation expenses have been completely amortized as of March 31, 2004.

We typically assume full project management responsibility for each project that we undertake. Approximately 71.5% and 68.1% of the total billed person-months for our services during the six months ended September 30, 2004 and fiscal 2004 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the six months ended September 30, 2004 and fiscal 2004, approximately 2.1% and 2.3% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not fully utilize our technology professionals when they are enrolled in training programs, particularly during our 14-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represent 7.0% and 7.2% of total revenues for the six months ended September 30, 2004 and fiscal 2004. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We have decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing.

General and Administrative Expenses

General and administrative expenses represent 7.9% and 7.7% of total revenues for the six months ended September 30, 2004 and fiscal 2004. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Amortization of Stock Compensation Expense

Amortization of stock compensation expense consists of costs relating to option grants under the 1994 stock option plan which have not been included in cost of revenues. These costs have been accounted under the intrinsic value method. The deferred stock compensation expenses have been completely amortized as of March 31, 2004.

Amortization of Intangible Assets

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Other Income/(Expense)

Other income/(expense), net includes interest income, income from liquid mutual fund investments, foreign currency exchange gains/losses including marked to market gain/losses on foreign exchange forward contracts, and provisions for losses on investments.

Functional Currency and Foreign Exchange

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this document are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of technology services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $56 million and $78 million for the six months ended September 30, 2004 and fiscal 2004 compared to the effective tax amounts that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2004 was 15.9% and our Indian statutory tax rate for the same period was 35.9%. The Indian statutory tax rate increased to 36.6% for the six months ended September 30, 2004.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Fiscal			Six Months Ended September 30
	2002	2003	2004	2003	2004
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues including amortization of stock compensation expenses	53.9%	55.3%	56.7%	56.8%	56.2%
Gross profit	46.1%	44.7%	43.3%	43.2%	43.8%
Operating Expenses:
Selling and marketing expenses	5.0%	7.4%	7.2%	7.2%	7.0%
General and administrative expenses	8.1%	7.7%	7.7%	7.9%	7.9%
Amortization of stock compensation expenses	0.4%	0.3%	0.1%	0.2%	—
Amortization of intangible assets	—	0.3%	0.7%	0.8%	0.1%
Total operating expenses	13.5%	15.7%	15.7%	16.1%	15.0%

Operating income	32.6%	29.0%	27.6%	27.1%	28.8%
Other income, net	2.6%	2.4%	2.6%	3.3%	0.8%

Income before income taxes	35.2%	31.4%	30.2%	30.4%	29.6%
Provision for income taxes	5.1%	5.5%	4.8%	5.0%	4.4%

Net income	30.1%	25.9%	25.4%	25.4%	25.2%

Results for the six months ended September 30, 2004 compared to the six months ended September 30, 2003

Revenues. Our revenues were $713 million in the six months ended September 30, 2004, representing an increase of $229 million, or 47.3%, over revenues of $484 million for the six months ended September 30, 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from new clients, particularly in industries such as manufacturing, telecommunications, utilities, logistics and services. Our clients in the financial services industry comprised 34.5% and 38.2% of revenues for the six months ended September 30, 2004 and 2003. Clients in the manufacturing sector comprised 14.9% and 15.3% of revenues for the same periods. Our clients in the retail industry comprised 10.4% and 11.6% of revenues for the six months ended September 30, 2004 and 2003, while our clients in the telecommunications industry comprised 18.2% and 15.1% of revenues for the same periods. Clients in other industries such as utilities, logistics and services, contributed 22.0% and 19.8% of revenues for the six months ended September 30, 2004 and 2003. Sales of our software products represented 2.7% of our total revenues for the six months ended September 30, 2004 as compared to 3.2% for the six months ended September 30, 2003. Revenues from services represented 97.3% of total revenues for the six months ended September 30, 2004, as compared to 96.8% for the six months ended September 30, 2003. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 29.7% and 70.3% of total services revenues for the six months ended September 30, 2004, as compared to 35.4% and 64.6% for the six months ended September 30, 2003. Revenues from North America, Europe, India and the rest of the world represented 65.1%, 21.9%, 1.7% and 11.3% of total revenues for the six months ended September 30, 2004 as compared to 74.4%, 17.8%, 1.9% and 5.9% for the six months ended September 30, 2003.

During the six months ended September 30, 2004, the total billed person-months for our services other than business process management grew by 47.8% compared to the six months ended September 30, 2003. The onsite and offshore volume growth were 42.3% and 50.6% during the six months ended September 30, 2004 compared to the six months ended September 30, 2003. During the six months ended September 30, 2004 there was a pricing decline of 0.8% in U.S. dollar terms consisting of 0.4% decline in onsite rates and a 1.4% increase in offshore rates compared to the six months ended September 30, 2003.

Cost of revenues. Our cost of revenues was $401 million for the six months ended September 30, 2004, representing an increase of $126 million, or 45.8%, over our cost of revenues of $275 million for the six months ended September 30, 2003. Cost of revenues represented 56.2% and 56.8% of total revenues for the six months ended September 30, 2004 and 2003. The increase in our cost of revenues is mainly attributable to an increase of approximately $103 million in personnel costs due to new hires and a compensation review effected in April 2004, $10 million in overseas travel expenses, $5 million in depreciation expenses, $4 million in accruals for post sales client support, $3 million in software purchased for own use and $2 million in communication expenses. Cost of revenue for the six months ended September 30, 2003 also included amortization of deferred stock compensation expense of $1 million. The deferred stock compensation has been completely amortized as of March 31, 2004.

Gross profit. As a result of the foregoing, our gross profit was $312 million for the six months ended September 30, 2004, representing an increase of $103 million, or 49.3%, over our gross profit of $209 million for the six months ended September 30, 2003. As a percentage of revenues, gross profit increased to 43.8% for the six months ended September 30, 2004 from 43.2% for the six months ended September 30, 2003. The increase is attributable to a 47.3% increase in revenues for the six months ended September 30, 2004 offset by a 45.8% increase in cost of revenues in the same period compared to the six months ended September 30, 2003.

Selling and marketing expenses. We incurred selling and marketing expenses of $50 million in the six months ended September 30, 2004 representing an increase of $15 million, or 42.9%, over the $35 million expended in the six months ended September 30, 2003. As a percentage of total revenues, selling and marketing expenses were 7.0% and 7.2% for the six months ended September 30, 2004 and 2003. The number of our sales and marketing personnel increased to 334 as of September 30, 2004, from 264 as of September 30, 2003. The increase in selling and marketing expenses is mainly attributable to an increase of approximately $7 million in personnel costs of selling and marketing employees on account of new hires and a compensation review effected in April 2004, $2 million in overseas travel expenses, $2 million in sales commissions and $1 million each in professional charges, travel expenses and brand building expenses.

General and administrative expenses. Our general and administrative expenses were $56 million for the six months ended September 30, 2004, representing an increase of $18 million, or 47.4%, over general and administrative expenses of $38 million for the six months ended September 30, 2003. General and administrative expenses were 7.9% of total revenues for the six months ended September 30, 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increases of approximately $5 million for personnel costs on account of new hires and a compensation review effected in April 2004, $3 million in professional charges, $2 million each in travel expenses, telecommunication charges and office maintenance and $1 million each in taxes other than income taxes, power and fuel charges, advertisements and insurance expenses. The provision for bad and doubtful debts has decreased by $1 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $1 million for the six months ended September 30, 2003. The deferred stock compensation has been completely amortized as of March 31, 2004.

Amortization of intangible assets. Amortization of intangible assets was $4 million for the six months ended September 30, 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. These intangible assets were completely amortized as of March 31, 2004. The amortization for the six months ended September 30, 2004 represents amortization of the identified customer contract intangibles arising on the allocation of purchase price of Expert Information Services Pty. Limited, Australia. The same was $1 million for the six months ended September 30, 2004.

Operating income. Our operating income was $205 million for the six months ended September 30, 2004 representing an increase of $74 million, or 56.5%, over our operating income of $131 million for the six months ended September 30, 2003. As a percentage of revenues, operating income increased to 28.8% for the six months ended September 30, 2004 from 27.1% for the six months ended September 30, 2003.

Other income. Other income, consisting mainly of interest and dividend income, foreign exchange gains and provision for investments, was $6 million for the six months ended September 30, 2004 compared to $16 million for the six months ended September 30, 2003. Interest and dividend income was approximately $11 million and $10 million during the six months ended September 30, 2004 and 2003.

We had foreign currency exchange gains of $7 million in the six months ended September 30, 2003 compared to $5 million loss in the six months ended September 30, 2004. The exchange rate between the rupee and the U.S. dollar decreased by 3.7% from Rs 47.53 per U.S. dollar on March 31, 2003 to Rs 45.78 on September 30, 2003. The exchange rate between the rupee and the U.S. dollar increased by 5.8% from Rs 43.40 per U.S. dollar on March 31, 2004 to Rs 45.91 on September 30, 2004. The average exchange rate between the rupee and the U.S. dollar was Rs 46.44 and Rs 45.77 per U.S. dollar for the six months ended September 30, 2003 and 2004 respectively. For the six months ended September 30, 2004 and 2003, U.S. dollar denominated revenues represented 79.0% and 86.9% of total revenues. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of September 30, 2004 and 2003, we had $188 million and $150 million of forward cover and we have recorded a loss of $14 million on account of foreign exchange forward contracts for the six months ended September 30, 2004 while we had recorded gains of $10 million for the six months ended September 30, 2003. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

The provision for investments during the six months ended September 30, 2003 includes write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $31 million for the six months ended September 30, 2004, representing an increase of $7 million, or 29.2% over our provision for income taxes of $24 million for the six months ended September 30, 2003. Our effective tax rate decreased to 14.7% for six months ended September 30, 2004 from 16.3% for the six months ended September 30, 2003.

Net income. Our net income was $180 million for the six months ended September 30, 2004, representing an increase of $57 million, or 46.3%, over our net income of $123 million for the six months ended September 30, 2003. As a percentage of total revenues, net income decreased to 25.2% for six months ended September 30, 2004 from 25.4% for six months ended September 30, 2003.

Results for Fiscal 2004 Compared to Fiscal 2003

Revenues. Our revenues were $1,063 million in fiscal 2004, representing an increase of $309 million, or 41.0%, over revenues of $754 million for fiscal 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in industries such as financial services, telecommunications, utilities and logistics. Our financial services clients comprised 36.6% and 37.5% of revenues for each of fiscal 2004 and 2003, while our clients in the telecommunications industry comprised 16.6% and 15.1% of revenues for each of fiscal 2004 and 2003. Sales of our software products represented 2.8% of our total revenues for fiscal 2004, as compared to 4.6% for fiscal 2003. Revenues from services represented 97.2% of total revenues for fiscal 2004, as compared to 95.4% for fiscal 2003. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 33.7% and 66.3% of total services revenues for fiscal 2004, as compared to

36.7% and 63.3% for fiscal 2003. Revenues from North America, Europe, India and the rest of the world represented 71.2%, 19.2%, 1.3% and 8.3% of total revenues for fiscal 2004 as compared to 72.9%, 17.6%, 2.1% and 7.4% for fiscal 2003.

During fiscal 2004, the total billed person months for our services other than business process management grew by 49.5% as compared to 38.6% in fiscal 2003. The onsite and offshore volume growth were 39.3% and 55.1% during fiscal 2004 as compared to 52.1% and 32.0% in fiscal 2003. This growth in fiscal 2004 was offset by a pricing decline of 5.0% in U.S. dollar terms consisting of 2.9% decline in onsite rates and a 2.6% decline in offshore rates. During fiscal 2003, the pricing decline of 0.8% in U.S. dollar terms consisted of a 4.7% decline in offshore rates and a 2.5% decline in onsite rates.

Cost of revenues. Our cost of revenues was $603 million for fiscal 2004, representing an increase of $186 million, or 44.6%, over our cost of revenues of $417 million for fiscal 2003. Cost of revenues represented 56.7% and 55.3% of total revenues for fiscal 2004 and 2003. This increase in our cost of revenues was partially attributable to an increase of approximately $164 million in personnel costs due to new hires and compensation review as well as a one-time incentive payment to employees on the company achieving a billion dollars in revenues, $8 million in depreciation expenses, $4 million in communication expenses, $4 million in overseas travel expenses, $3 million in software purchased for own use, and $1 million in accruals for post sales client support offset by a decrease of approximately $2 million in cost of technical subcontractors. Cost of revenues includes amortization of stock compensation expense of $2 million and $3 million for fiscal 2004 and 2003.

Gross profit. As a result of the foregoing, our gross profit was $460 million for fiscal 2004, representing an increase of $123 million, or 36.5%, over our gross profit of $337 million for fiscal 2003. As a percentage of revenues, gross profit decreased to 43.3% for fiscal 2004 from 44.7% for fiscal 2003. This decrease was attributable to a 44.6% increase in cost of revenues from fiscal 2003 to fiscal 2004, offset by a 41.0% increase in revenues in the same period.

Selling and marketing expenses. We incurred selling and marketing expenses of $77 million in fiscal 2004, representing an increase of $21 million, or 37.5%, over the $56 million expended in fiscal 2003. As a percentage of total revenues, selling and marketing expenses were 7.2% and 7.4% for fiscal 2004 and 2003. The number of our sales and marketing personnel increased to 308 as of March 31, 2004, from 280 as of March 31, 2003. The increase in selling and marketing expenses is mainly attributable to increases of approximately $18 million in personnel costs of selling and marketing employees including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $2 million on rental expenses, and $2 million for brand building activities offset by a decrease of $1 million in professional charges.

General and administrative expenses. Our general and administrative expenses were $82 million for fiscal 2004, representing an increase of $24 million, or 41.4%, over general and administrative expenses of $58 million for fiscal 2003. General and administrative expenses were 7.7% of total revenues for fiscal 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increases of approximately $6 million for personnel costs including a one-time incentive payment to employees on the company achieving one billion dollars in revenues, $5 million in insurance charges, $2 million in office maintenance expenses, $2 million for telecommunications, $2 million in power and fuel charges and $2 million in donations to charities. There has also been an increase of approximately $3 million in the provision for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $1 million and $2 million for fiscal 2004 and 2003.

Amortization of intangible assets. Amortization of intangible assets was $7 million and $2 million for fiscal 2004 and 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. The amortization for fiscal 2004 also includes $0.3 million being amortization of the identified intangible of customer contracts arising on the allocation of purchase price of Expert Information Services Pty. Limited, Australia.

In fiscal 2003, we acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for our banking business unit. The $4 million consideration was recorded as an intangible asset and amortized over two years being our initial estimate of the useful life. In the same fiscal year, we also entered into an agreement for transferring the intellectual property rights to a commercial software application product used in the design of high performance structural systems. We are required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to us on payment of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over our estimate of the useful life, which was initially five years. During fiscal 2004, we revised our estimates of the remaining useful lives of both the intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful lives was $4 million. The recorded values of both these intangible assets have been completely amortized as of March 31, 2004.

Operating income. Our operating income was $293 million for fiscal 2004 representing an increase of $74 million, or 33.8%, over our operating income of $219 million for fiscal 2003. As a percentage of revenues, operating income decreased to 27.6% for fiscal 2004 from 29.0% for fiscal 2003.

Other income. Other income was $28 million for fiscal 2004 representing an increase of $10 million, or 55.6%, over other income of $18 million for fiscal 2003. The increase is mainly due to increases in interest and dividend income, foreign currency exchange gains and decrease in write-downs to investments. Other income includes interest and dividend income of $22 million and $17 million for fiscal 2004 and 2003. This increase is on account of the increased level of cash invested. Other income also includes net foreign currency exchange gains of $8 million and $4 million for fiscal 2004 and 2003, the increase being mainly attributable to gains on forward contracts marked to market.

The average exchange rate between the rupee and the U.S. dollar was Rs. 45.78 per U.S. dollar in fiscal 2004 compared to Rs. 48.36 in fiscal 2003 resulting in an average appreciation of 5.3% in the value of the rupee against the U.S. dollar. We hedge our foreign exchange risk by pro-actively hedging our foreign currency denominated receivables. As of March 31, 2004, we had $149 million of forward cover. For fiscal 2004, U.S. dollar denominated revenues represented 84.9% of total revenues. During fiscal 2004, the U.S. dollar depreciated substantially against other currencies. The closing exchange rate between the rupee and the U.S. dollar was Rs 43.40 per U.S. dollar on March 31, 2004 compared to Rs. 47.53 as of March 31, 2003 resulting in an appreciation of 8.7% in the value of the rupee against the U.S. dollar. For fiscal 2004, this appreciation resulted in transaction and translation losses of approximately $10 million which have been offset by gains of $18 million on foreign exchange forward contracts.

In fiscal 2004 and 2003, we provided for write-downs to our investments in the aggregate amount of approximately $2 million and $3 million. In fiscal 2003, the write-downs included approximately $1.5 million for Asia Net Media (BVI) Limited and $1.5 million for Workadia Inc. In fiscal 2004, the write-downs included approximately $1.5 million towards investment in CiDRA Corporation, $0.4 million towards investment in Stratify Inc, and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $51 million for fiscal 2004, representing an increase of $9 million, or 21.4%, over our provision for income taxes of $42 million for fiscal 2003. Our effective tax rate decreased to 15.9% for fiscal 2004 from 17.7% for fiscal 2003. The decrease is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in fiscal 2004.

Net income. Our net income was $270 million for fiscal 2004, representing an increase of $75 million, or 38.5%, over our net income of $195 million for fiscal 2003. As a percentage of total revenues, net income decreased to 25.4% for fiscal 2004 from 25.9% for fiscal 2003.

Results for Fiscal 2003 Compared to Fiscal 2002

Revenues. Our revenues were $754 million in fiscal 2003, representing an increase of $209 million, or 38.3% over revenues of $545 million for fiscal 2002. This increase was attributable to an increase in billed persons months of 44.4%, offset by a 6.1% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.5% and 36.7% of revenues for each of fiscal 2003 and 2002, while our clients in other industries comprised 19.6% and 18.3% of revenues for each of fiscal 2003 and 2002. Sales of our software products represented 4.6% of our total revenues for fiscal 2003, as compared to 4.0% for fiscal 2002. Revenues from services represented 95.4% of total revenues for fiscal 2003, as compared to 96.0% for fiscal 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 36.7% and 63.3% of total services revenues for fiscal 2003, as compared to 31.6% and 68.4% for fiscal 2002. Revenues from North America, Europe, India and the rest of the world represented 72.9%, 17.6%, 2.1% and 7.4% of total revenues for fiscal 2003 as compared to 71.2%, 19.4%, 2.0% and 7.4% for fiscal 2002.

Cost of revenues. Our cost of revenues was $417 million for fiscal 2003, representing an increase of $123 million, or 41.8%, over our cost of revenues of $294 million for fiscal 2002. Cost of revenues represented 55.3% and 53.9% of total revenues for fiscal 2003 and 2002. This increase in our cost of revenues was partially attributable to an increase of approximately $11 million in compensation paid to our Indian employees working in the United States to comply with new immigration regulations effective July 2001, compensation of new hires of $19 million and increased personnel costs of approximately $65 million, overseas travel costs of approximately $11 million, software purchased for own use approximately $4 million, depreciation expenses of approximately $3 million and professional charges of approximately $14 million paid to technical subcontractors. This increase was offset by a decrease of $2 million in our telecommunication expenses and $2 million in the provision for post-sales client support. Cost of revenues includes amortization of stock compensation expense of $3 million and $3 million for fiscal 2003 and 2002 respectively.

Gross profit. As a result of the foregoing, our gross profit was $337 million for fiscal 2003, representing an increase of $86 million, or 34.3%, over our gross profit of $251 million for fiscal 2002. As a percentage of revenues, gross profit decreased to 44.7% for fiscal 2003 from 46.1% for fiscal 2002. This decrease was attributable to a 41.8% increase in cost of revenues from fiscal 2002 to fiscal 2003, offset by a 38.3% increase in revenues in the same period.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continued to seek to outsource their technology spending offshore to companies like ours and therefore our client base and revenues continued to grow. However, we continued to experience erosion in our gross profit with significant pricing pressures in our core service offerings, as a result of clients’ needs to reduce their costs and the increased competitive environment among technology services companies. In response to the continued pricing pressures and increased competition for outsourcing clients, we continued to focus on expanding our service offerings into areas with higher and sustainable price margins, on managing our cost structure, and on anticipating and correcting for decreased demand, and skill and pay level imbalances in our personnel. Our immediate measures included increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed or non-billable technology professionals. We also reduced infrastructure and corporate expenses through deferral of certain non-critical expansion initiatives and reductions in our third party vendor pricing plans.

Selling and marketing expenses. We incurred selling and marketing expenses of $56 million in fiscal 2003, representing an increase of $29 million, or 107.4%, over the $27 million expended in fiscal 2002. As a percentage of total revenues, selling and marketing expenses were 7.4% and 5.0% for fiscal 2003 and 2002. The number of our sales offices increased to 30 as of March 31, 2003 from 28 as of March 31, 2002, and the number of our sales and marketing personnel increased to 280 as of March 31, 2003, from 143 as of March 31, 2002. This increase in personnel is attributable to the reclassification during fiscal 2003 of 107 account managers and business support managers, which was previously reported as cost of revenues into the sales and marketing group, and 30 new hires. Previously, the reclassified account managers primarily performed delivery support and account management functions. They were billable resources during fiscal 2002 and their costs were included in cost of revenues. Since the beginning of fiscal 2003, the employees have been responsible for account management and sales. This involves creating new opportunities with clients, preparation of proposals, negotiation of contracts and collection of accounts receivables. The resources are now in a support function and are no longer billable. Accordingly, we reclassified these expenses effective April 1, 2002. This re-classification resulted in an increase in our selling and marketing expenses of approximately $9 million. The increase in selling and marketing expenses is also attributable to increases of approximately $9 million in personnel costs of selling and marketing employees, $4 million on travel, $3 million for brand building activities and $1 million on professional fees.

General and administrative expenses. Our general and administrative expenses were $58 million for fiscal 2003, representing an increase of $14 million, or 31.8%, over general and administrative expenses of $44 million for fiscal 2002. General and administrative expenses were 7.7% and 8.1% of total revenues for fiscal 2003 and 2002. This increase in general and administrative expenses was primarily attributable to increases of approximately $3 million for compensation costs, $5 million in professional fees, $2 million for telecommunications, $1 million in office maintenance costs, $1 million in power and fuel charges and $1 million for insurance expenses. The above increases have been offset by a reduction in the provision for doubtful accounts receivable of $3 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $2 million for both fiscal 2003 and 2002.

Amortization of intangible assets. Amortization of intangible assets was $2 million for fiscal 2003, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. We recorded no amortization of intangible assets in fiscal 2002.

Operating income. Our operating income was $219 million for fiscal 2003 representing an increase of $41 million, or 23.0%, over our operating income of $178 million for fiscal 2002. As a percentage of revenues, operating income decreased to 29.0% for fiscal 2003 from 32.6% for fiscal 2002.

Other income. Other income was $18 million for fiscal 2003 representing an increase of $4 million, or 28.6%, over other income of $14 million for fiscal 2002. Other income includes interest income of $17 million and $10 million for fiscal 2003 and 2002. Other income also includes foreign currency exchange gains of $4 million and $3 million for fiscal 2003 and 2002. The increase in other income was offset by a provision for loss on investments of $3 million for fiscal 2003.

In fiscal 2003, we provided for write-downs to our investments in the aggregate amount of approximately $3 million. These included approximately $1.5 million for Asia Net Media (BVI) Limited, and $1.5 million for Workadia Inc. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations. In addition, these entities were in liquidation, and we determined that we would not recover any significant additional funds on their liquidation.

Provision for income taxes. Our provision for income taxes was $42 million for fiscal 2003 , representing an increase of $14 million, or 50.0%, over our provision for income taxes of $28 million for fiscal 2002. Our effective tax rate increased to 17.7% for fiscal 2003 from 14.6% for fiscal 2002. The increase is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations were subject to a 100% tax holiday in the previous fiscal year.

Net income. Our net income was $195 million for fiscal 2003, representing an increase of $31 million, or 18.9%, over our net income of $164 million for fiscal 2002. As a percentage of total revenues, net income decreased to 25.9% for fiscal 2003 from 30.1% for fiscal 2002.

Quarterly Results of Operations

The following table presents certain unaudited quarterly statements of operations data for each of the ten quarters from April 1, 2002 through September 30, 2004. The information relating to these quarters is derived from our unaudited consolidated financial statements, and in our opinion, includes all adjustments necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended
	for Fiscal 2003				for Fiscal 2004				for Fiscal 2005
	June 30,	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep 30,
	($ in millions)
Revenues	$156	$181	$200	$217	$233	$251	$276	$303	$335	$379
Cost of revenues including amortization of stock compensation expense	85	97	112	123	133	142	155	173	187	214
Gross profit	$71	$84	$88	$94	$100	$109	$121	$130	$148	$165
Operating Expenses:
Selling and marketing expenses	11	14	15	16	17	18	21	21	24	26
General and administrative expenses	12	13	15	18	18	20	21	23	27	30
Amortization of stock compensation expense	1	1	—	—	1	—	—	—	—	—
Amortization of intangible assets	—	1	1	—	1	3	3	—	1	—

Total operating expenses	24	29	31	34	37	41	45	44	52	56

Operating income	47	55	57	60	63	68	76	86	96	109
Other income, net	5	1	7	5	5	10	9	4	—	6

Income before income taxes	52	56	64	65	68	78	85	90	96	115
Provision for income taxes	9	9	12	12	11	13	14	13	13	18

Net income	$43	$47	$52	$53	$57	$65	$71	$77	$83	$97

Our quarterly revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, and the share price of our equity shares and our ADSs could decline significantly.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of September 30, 2004, we had $335 million in cash and cash equivalents, $210 million invested in liquid mutual fund units, $646 million in working capital and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $161 million and $155 million for the six months ended September 30, 2004 and 2003. Net cash provided by operations consisted primarily of net income adjusted for depreciation and increases in unearned revenue, provision for income taxes and other accrued liabilities, and decrease in prepaid expenses and other current assets offset in part by an increase in accounts receivable and decrease in unbilled revenue and client deposits.

Trade accounts receivable increased by $60 million during the six months ended September 30, 2004. Accounts receivable as a percentage of last 12 months revenues represented 15.6% and 14.4% as of September 30, 2004 and 2003. Prepaid expenses and other current assets decreased by $5 million during the six months ended September 30, 2004, as compared to a $6 million increase during the six months ended September 30, 2003. The decrease during the six months ended September 30, 2004 is primarily due to reversal of marked to market gains on foreign exchange forward contracts as of March 31, 2004. Other accrued liabilities increased by $7 million during the six months ended September 30, 2004, primarily due to $4 million accrual of marked to market loss on forward foreign exchange contracts. Other accrued liabilities increased by $12 million during the six months ended September 30, 2003.

There has been an increase in unbilled revenues of $7 million during the six months ended September 30, 2004. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $6 million during the six months ended September 30, 2004. Unearned revenues increased by $8 million during the six months ended September 30, 2004 compared to an increase of $2 million during the six months ended September 30, 2003. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 29.7% and 70.3% of total services revenues for the six months ended September 30, 2004, as compared to 35.4% and 64.6% for the six months ended September 30, 2003.

Net cash used in investing activities was $83 million and $125 million for the six months ended September 30, 2004 and 2003. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment, for the six months ended September 30, 2004 and 2003, was $72 million and $29 million. During the six months ended September 30, 2004 we invested $24 million in liquid mutual funds, $8 million in non-current deposits with corporations, and redeemed mutual fund investments of $20 million. During the six months ended September 30, 2003, we invested $98 million in liquid mutual fund units.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to mid-level managers and senior managers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. In the aggregate, these loans represented approximately $27 million and $25 million as of March 31, 2004 and September 30 2004. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans.

Net cash used in financing activities for the six months ended September 30, 2004 was $162 million. This primarily comprises $27 million of cash raised by issuance of common stock on exercise of stock options by employees, offset by dividend payments of $189 million. Dividend payments are on account of a final dividend of Rs. 3.75 per equity share for fiscal 2004 and a special one-time dividend of Rs. 25 per equity share paid in June 2004. Net cash used in financing activities for six months ended September 30, 2003 primarily comprised $22 million of dividend payments. As of September 30, 2004, we had contractual commitments for capital expenditure of $57 million. These commitments include approximately $50 million in domestic purchases and $7 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by March 2005.

We have provided information to the public regarding forward-looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this document is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	accounting for foreign currency hedging;

•	amortization of intangible assets; and

•	deferred taxes arising due to GAAP differences.

Reconciliation of Net Income

	Year Ended March 31,			Six Months ended September 30,
	2002	2003	2004	2003	2004
	($ in millions)
Net profit as per Indian GAAP	$169	$197	$272	$124	$183
Amortization of stock compensation expense	(5)	(5)	(3)	(2)	—
Forward contracts — marked to market	—	1	4	1	(4)
Deferred taxes arising due to GAAP differences	—	—	(1)	—	2
Provision for investments	—	2	—	—	—
Amortization of intangible assets	—	—	—	—	(1)
Others	—	—	(2)	—	—
Net income as per U.S. GAAP	$164	$195	$270	$123	$180

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations’ objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For the six months ended September 30, 2004, and 2003, our U.S. dollar denominated revenues represented 79.0% and 86.9% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of September 30, 2004 and March 31, 2004, we had outstanding forward contracts in the amount of $188 million and $149 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate contracts to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock option grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. We are required to adopt SFAS 123R from July 1, 2005. The change in the standard will adversely affect our operating results, and we are evaluating the impact of the standard on our existing grants of employee stock options and future grants, if any. However, had compensation cost for our stock-based compensation plan been determined in a manner consistent with the existing fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $164 million, $223 million and $137 million in the six months ended September 30, 2004, fiscal 2004 and 2003.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between hourly labor input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between hourly labor input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-timeframe bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

Income Tax

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of September 30, 2004. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in foreign exchange forward contracts, intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at September 30, 2004. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of September 30, 2004 and March 31, 2004, we recorded valuation allowances of $3 million and $2 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Set forth below are our outstanding contractual obligations as of March 31, 2004.

Contractual obligations ($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$21	$6	$9	$5	$1
Purchase obligations	$60	$60	—	—	—
Preferred stock of subsidiary	$22	—	—	—	$22
Other long term liabilities	$5	—	—	—	$5
Total	$108	$66	$9	$5	$28

BUSINESS

Company Overview

Infosys is a leading global technology services firm. We provide comprehensive end-to-end business solutions that leverage technology for our clients, including consulting, design, development, software re-engineering, maintenance, systems integration, package evaluation and implementation and infrastructure management services. We also provide software products to the banking industry. Through Progeon, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions through our Global Delivery Model. Using our Global Delivery Model, we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model, with its easily scalable infrastructure and ability to execute project components around the clock and across time zones, enables us to reduce project delivery times.

We have organized our sales, marketing and business development teams to focus on specific geographies and industries, thus enabling us to customize our service offerings to our clients’ needs. Our primary geographic markets are North America, Europe and the Asia-Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries. Some of our top 20 clients by revenues (including their affiliates) in the core industries we serve include Aetna, American Express, BT, DaimlerChrysler and DHL. Repeat business represented 97.4% and 93.4% of our revenues during the six months ended September 30, 2004 and fiscal 2004.

We believe we have among the best talent in the Indian technology services industry, and we are committed to remain among the industry’s leading employers. In 2004, we ranked second on Dataquest India’s list of the Best Employers for the IT industry in India and Computerworld ranked us as one of the 100 Best Places to Work for IT Professionals in the United States.

Our revenues grew from $203 million in fiscal 2000 to $1,063 million in fiscal 2004, representing a compound annual growth rate of 51.3%. Our net income grew from $61 million to $270 million during the same period, representing a compound annual growth rate of 45.0%. For the six months ended September 30, 2004, we had revenues and net income of $713 million and $180 million, representing increases of 47.3% and 46.3% over the six months ended September 30, 2003. Our total employees grew from approximately 5,400 at March 31, 2000 to approximately 25,600 at March 31, 2004, representing a compound annual growth rate of 47.6%. We had approximately 32,900 employees as of September 30, 2004.

Founded in 1981 and headquartered in Bangalore, India, we completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, we completed a sponsored secondary offering of ADSs in the United States on behalf of our shareholders.

Progeon is our majority-owned subsidiary. Infosys Australia, Infosys China and Infosys Consulting are our wholly-owned subsidiaries. The address of our principal executive offices is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India. The telephone number of our registered office is +91 (80) 2852 0261. Our agent for service in the United States is CT Corporation System, 818 West Seventeenth Street, Los Angeles, CA 90017. Our website addresses are www.infosys.com and www.infy.com.

Our Industry

Changing economic and business conditions, rapid technological innovation, proliferation of the Internet and increasing globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations’ reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.

In October 2004, the Gartner 2004 IT Spending and Staffing Survey indicated that enterprises will increase 2005 IT operating budgets by 5% over 2004 levels. Further, in September 2004, Gartner projected that the global IT services market will grow from $569 billion in 2003 to $762 billion in 2008, representing a compound annual growth rate of approximately 6%.

Increasing Trend Towards Offshore Technology Services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to a Gartner report published in June 2004, less than 3% of global corporate IT services spending will be globally sourced in 2004. By 2007, Gartner expects that the globally sourced component of IT services spending will be about $50 billion, or 7% of total global IT services spending. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities.

The India Advantage

India is recognized as the premier destination for offshore technology services. In June 2004, the Gartner Strategic Analysis Report indicated that through 2008 India will remain the dominant offshore service provider, with no other nation achieving a double-digit share of global offshore service revenue. Additionally, a report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market was nearly $10 billion in 2003 and is projected to grow to $49 billion by 2009, representing a compound annual growth rate of approximately 30%.

There are several key factors contributing to this growth.

High Quality Delivery. According to a report by Dataquest India published in October 2003, 75% of the world’s SEI-CMM Level 5-assessed development centers were located in India. SEI-CMM is the Carnegie

Mellon Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant Cost Benefits. The NASSCOM Strategic Review 2004 suggests that overseas companies could realize savings of 30% to 60% by utilizing offshore resources provided by Indian companies.

Abundant Skilled Resources. India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2004, India produces approximately 2.5 million university and college graduates, including approximately 290,000 engineering degree and diploma holders from its educational institutions annually.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers’ experience, proven track record and breadth of client relationships. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services exports market will grow to approximately $21 billion by 2009 from $2 billion in 2003, representing a compound annual growth rate of approximately 48%.

While these advantages apply to a majority of companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;

•	increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors they are using;

•	develop and maintain knowledge of a broad range of existing and emerging technologies;

•	demonstrate significant domain knowledge to understand business processes and requirements;

•	leverage in-house industry expertise to customize business solutions for clients;

•	attract and retain high quality technology professionals; and

•	make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

Evolution of Technology Outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation’s operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, as well as failing to fully leverage technology service providers’ full ranges of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

Our Competitive Strengths

We believe our competitive strengths include:

Innovation and Leadership. We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange.

Proven Global Delivery Model. We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies and realize significant cost savings. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our recently developed Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position.

Comprehensive and Sophisticated End-to-End Solutions. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients’ technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Progeon, business process management services. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Commitment to Superior Quality and Process Execution. We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5 and ISO 14001.

Long-Standing Client Relationships. We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients. Approximately 43.2% and 44.6% of our top 100 clients by revenue in the six months ended September 30, 2004 and fiscal 2004 have been clients in successive years since fiscal 1998. During the six months ended September 30, 2004 and fiscal 2004, 97.4% and 93.4% of our revenues were generated from existing clients.

Status as an Employer of Choice. We believe we have among the best talent in the Indian technology services industry and we are committed to remain among the industry’s leading employers. We have a presence in nine major cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 41 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to Scale. We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 33 global development centers, the largest of which are located in India. We also have development centers in China, Mauritius, Canada, Japan, Australia and locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2000 and March 31, 2004, our total employees grew from approximately 5,400 to approximately 25,600. We had approximately 32,900 employees as of September 30, 2004, representing an increase of approximately 7,300 employees, net of attrition, from March 31, 2004.

Our Strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase Business from Existing and New Clients. Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our superior execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our newly formed Strategic Global Sourcing Group is comprised of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand Geographically. We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Progeon, and in Australia through Infosys Australia. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to Invest in Infrastructure and Employees. We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. In 2004, we invested in a major upgrade of our systems to re-architect, expand and consolidate our international bandwidth capacity from India to the United States. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During the six months ended September 30, 2004, we screened over 810,000 employment applications, tested over 59,000 applicants, interviewed over 20,000 applicants and made approximately 7,500 offers of employment. These statistics do not include Progeon or our other subsidiaries. We are in the process of completing a 4,500 person training facility in Mysore, India to further enhance our employee training capabilities.

Continue to Enhance our Solution Set. We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also recently established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. Furthermore, our new Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

Continue to Develop Deep Industry Knowledge. We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients’ needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

Enhance Brand Visibility. We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue Alliances and Strategic Acquisitions. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. In January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

Our Global Delivery Model

Our Global Delivery Model allows us to produce where it is most cost effective and sell services where it is most profitable. The Global Delivery Model enables us to derive maximum benefit from:

•	access to our large pool of highly skilled technology professionals;

•	a 24-hour execution capabilities across multiple time zones;

•	the ability to accelerate delivery times of large projects by simultaneously processing project components;

•	physical and operational separation of client projects to provide enhanced security;

•	cost competitiveness across geographic regions;

•	built-in redundancy to ensure uninterrupted services; and

•	a knowledge management system that enables us to re-use solutions where appropriate.

In a typical offshore development project, we assign a team of technology professionals to visit a client’s site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client’s site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client’s site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client’s systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of location.

For the past 13 years, we have successfully executed projects at our global development centers. We have 33 global development centers, of which 17 are located in India, eight are in North America (including one in Toronto, Canada), five are in the Asia-Pacific region and three are in Europe. Our largest development centers are located in India. Approximately 71.5% of the total billed person-months for our services rendered during the six months ended September 30, 2004 originated from our global development centers in India, with the balance of the work being performed at client sites and our global development centers located outside India.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of satellite, terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple satellite links to connect our Indian global development centers with network hubs in other parts of the world. In 2004, we invested in a major upgrade to re-architect, expand and consolidate international bandwidth capacity from India to the United States. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients. Our business continuity center in Mauritius enables us to transfer the execution of a portion of our business activities rapidly from our Indian global development centers to Mauritius and is an example of our investment in redundant infrastructure.

Modular Global Sourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. The complete outsourcing model is perceived to be deficient as a result of:

•	the increased pace of technological change;

•	continuous change in the business environment due to globalization and deregulation;

•	the need to better manage risk in an evolving regulatory environment, such as ensuring compliance with the requirements of the Sarbanes-Oxley Act;

•	the failure to deliver promised cost savings and expected benefits; and

•	the changing role of technology from merely improving operational efficiency to becoming an integral part of a corporation’s strategy.

Similarly, project-by-project outsourcing is also perceived to have its deficiencies, resulting in increased operational risk and coordination costs, as well as the failure to fully leverage service providers’ full range of capabilities.

We have developed our Modular Global Sourcing framework to address these issues and assist clients in evaluating and defining, on both a modular and an enterprise-wide basis, the client’s business processes and applications that can be outsourced, and the capabilities required to effectively deliver those processes and applications to the organization. We then assist the client in assessing whether a particular process, application or infrastructure is best retained within the organization or is suitable for outsourcing based on various factors including third-party capabilities, potential cost savings, risks to the organization and importance of the function. Thereafter, we assist in sourcing decisions, the related risk assessments, transitioning, and program management and execution.

Our systematic approach to evaluating an enterprise’s IT systems and business processes under the Modular Global Sourcing framework allows us to better align our clients’ business, operations and IT platforms and solutions. As a result, our clients are able to fully benefit from our Global Delivery Model to realize cost savings, enhanced efficiencies and lasting competitive advantages, while retaining control and flexibility. Modular Global

Sourcing also positions us to offer the broadest range of services to the greatest number of clients and to capture a greater share of our clients’ technology budgets.

Our End-to-End Solutions

We provide comprehensive end-to-end business solutions that leverage technology. Our service offerings include custom application development, maintenance and production support, software re-engineering, package evaluation and implementation, IT consulting, and other solutions, including testing services, operations and business process consulting, engineering services, business process management, systems integration and infrastructure management services. We also provide software products for the banking industry.

We complement our industry expertise with specialist support for our clients using our domain competency group, which has expertise in areas such as securities, insurance, banking and cash management, supply chain management, manufacturing, retail and distribution, energy and utilities, healthcare, and travel and tourism. We also use our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. We have a knowledge management system to enable us to leverage existing solutions across our company, where appropriate, and have developed in-house tools for project management and software life cycle support. These processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package evaluation and implementation and IT consulting services represented a majority of our total revenues in fiscal 2004.

Custom Application Development

We provide customized software solutions for our clients. We create new applications and enhance the functionality of our clients’ existing software applications. Our projects vary in size and duration. Each project typically involves all aspects of the software development process, including defining requirements, designing, prototyping, programming, module integration and installation of the custom application. We perform system design and software coding and run pilots primarily at our global development centers, while transition planning, user training and deployment activities are performed at the client’s site. Our application development services span the entire range of mainframe, client server and Internet technologies. An increasing proportion of our applications development engagements are related to emerging platforms such as Microsoft’s .NET or open platforms such as J2EE and Linux.

As an example, a large global financial services client needed a single comprehensive system to efficiently manage large volumes of data relating to its private banking clients located across the world. With a peak team size of 120 professionals working over a 30-month period, we developed the solution, starting from project definition and application development to global roll-out and subsequent support, which integrated data from over 20 disparate systems using multiple technologies. The solution has been successfully implemented across the client’s offices in North America, Europe, Latin America and the Asia-Pacific region. The client’s personnel are now able to proactively interpret client data using a platform that presents a single unified view of their private banking clients. The new system was a major business initiative for our client and our solution played an important role in the successful execution of their strategy. We continue to work with this client to enhance the applications that we developed for them.

Maintenance and Production Support

We provide maintenance services for our clients’ large software systems that cover a wide range of technologies and businesses, and are typically critical to a client’s business. Our consultants take a proactive approach to software maintenance, by focusing on long-term functionality, stability and preventive maintenance to avoid problems that typically arise from incomplete or short-term solutions. This approach, coupled with our quality processes, allows our clients to continually reduce recurring maintenance costs.

While we perform most of the maintenance work at our global development centers using secure and redundant communication links to our client’s systems, we also maintain a team at the client’s facility to coordinate certain key interface and support functions.

As an example, a client in the insurance industry was facing difficulties in maintaining its existing legacy systems while simultaneously developing its new Internet-based system. Working with this client since 1999, we assumed the client’s in-house responsibilities, and during 2004 have deployed over 400 professionals across several projects providing maintenance, enhancement and support services to our client, presently for over 50 applications and 20,000 users covering mainframe, client-server and Internet technologies.

Software Re-engineering

Our software re-engineering services assist our clients in converting their existing IT systems to newer technologies and platforms developed by third-party vendors. Our re-engineering services include web-enabling our clients’ existing legacy systems, database migration, implementing product upgrades, and platform migrations, such as mainframe to client-server and client-server to Internet platforms.

As an example, a client in the computer manufacturing industry had a large, disparate installed base of legacy systems which needed to be re-engineered to work with open systems with newer technologies. Our team of over 150 professionals re-engineered a suite of applications from several legacy systems such as VAX/VMS, AS/400 and IBM mainframes, running on Ingres, Sybase and DB2 databases, to new generation systems such as RS6000/AIX, running on Oracle database and Holos OLAP tools. Our solution provides a unified, enterprise-wide platform for over 50 applications for 10,000 users spread across North America, Europe and Asia, and we now have been engaged by this client to perform its follow-up application maintenance function, a function previously performed in-house by the client.

Package Evaluation and Implementation

We assist our clients in the evaluation and implementation of software packages developed by third-party vendors and provide training and support services in the course of their implementation. We specialize in: enterprise resource planning packages developed by vendors including Oracle, PeopleSoft, Retek and SAP; supply chain management packages developed by vendors including i2, Manugistics and Oracle; customer relationship management packages developed by vendors including PeopleSoft (Vantive) and Siebel; business intelligence packages developed by vendors such as Business Objects and Cognos; and enterprise application integration packages developed by vendors like IBM and TIBCO. Our engagements cover a broad range of industries such as automotive, beverages, financial services, food, healthcare, manufacturing, pharmaceuticals, retail, technology and telecommunications.

As an example, a global automobile manufacturing client needed a solution to track movement of vehicles within its distribution network in Europe, South Africa and the Asia-Pacific region. We implemented an SAP-based solution that networked dealers located in these regions with our client’s regional offices as well as production sites, on a real-time basis. This particular implementation, phase one of which was completed by a 180-person team, enabled the client to integrate operations in these regions with a common vehicle management system for all its brands. Our client and its dealers now have significantly higher visibility of the supply chain, resulting in substantial cost efficiencies and enhanced customer service. We continue to work with this client to expand this solution to its different geographic markets and businesses.

IT Consulting

Our IT consulting professionals assist our clients by providing technical advice in developing and recommending appropriate IT architecture, hardware and software specifications to deliver IT solutions designed to meet specific business and computing objectives. Our IT consulting professionals often work closely with technology professionals from our industry and services focused groups in delivering these solutions. We offer IT consulting in the following areas:

•	migration planning, institution-wide implementation and overall project management involving multiple vendors under a common architecture; IT infrastructure assessment, which includes assessing our clients’ IT capabilities against current and future business requirements and recommending appropriate technology infrastructure; and

•	technology roadmap development, which allows clients to evaluate emerging technologies and develop the standards and methodologies for applying those emerging technologies.

As an example, a client in mortgage services needed technical assistance in restructuring its IT systems for loan origination and servicing operations. A core team of our IT consultants worked with the client’s business team to analyze technology driven improvement opportunities. The team made several recommendations and redesigned the client’s core systems architecture for these operations. An implementation roadmap was also recommended. Because we had developed a clear understanding of the client’s systems architecture from this project, we were further engaged to develop the custom backbone IT application for the client’s next generation post-funding system.

To complement and expand our IT consulting practice, we have established Infosys Consulting to deliver our operations and business process consulting services which we discuss below.

Other Solutions

We have been expanding the nature and scope of our engagements by extending the breadth of services we offer. Recently, we added new service offerings including testing services, engineering services, business process management, systems integration, infrastructure management and operational and business process consulting. These services are expected to represent a growing percentage of our total revenues, but currently represent a less significant percentage of our total revenues. We cannot be certain that these service offerings will effectively meet client needs or that these services will grow as a percentage of our revenues.

Testing Services. We offer end-to-end validation solutions and services including enterprise test management, performance benchmarking, test automation and product certification. These services are designed to evaluate the efficiency of our clients’ technology systems against criteria specified by our clients. For each particular client, we focus on developing a framework for ongoing testing in order to seek continuous improvement in the predictability of our client’s internal systems. Our service professionals are trained in leading test management tools from developers such as Mercury Interactive, IBM-Rational and Segue.

As an example, a client in the food distribution business needed to establish a strong validation program for testing various new processes and functions as part of a major re-engineering program. Our team of validation experts spent approximately 1,000 person months designing, developing, automating and executing an end-to-end validation program involving integration of the client’s disparate legacy systems with four new software packages. Our solution involved interacting with over 25 business units and six global software vendors to deliver an integrated, coherent validation program, which played an important role in our client’s re-engineering exercise. We believe this initial project provides us with a good opportunity to provide follow-up enhancement projects and cross-sell other services to this client.

Operations and Business Process Consulting. Through Infosys Consulting, we offer operations and business process consulting services that leverage our business, domain and technology expertise utilizing our Global Delivery Model. Our consulting services include strategic and competitive analysis to help our clients improve their business operations and create competitive advantages. We also assist clients in implementing operational changes to their businesses. We offer consulting services in the areas of:

•	customer operations, customer service, sales and pricing, marketing analytics and customer relationship management;

•	product operations, which includes research and development for new products, supply chain transformation, and working capital efficiency; and

•	corporate operations, which includes technology strategy, finance, legal and human resources operations.

Our team includes professionals with significant functional and industry expertise and several years of experience with leading global consulting firms.

As an example, our client, a global transportation company with a presence in over 80 countries, is considering alternative strategies to structurally reorganize its business in conjunction with its proposed transformation to become an end-to-end logistics and supply chain management company. We have been given the primary responsibility to design a transformation management office that would utilize world class processes, templates and tools. In addition, we are recommending strategic IT organizational alternatives to help the client with the transition of its IT organization. Additional flow-through projects resulting from our engagement are expected to include our various other service offerings that will utilize our Global Delivery Model. This overall transformation program is expected to enable our client to align its systems and processes with its new business model and enhance customer service levels in areas such as pricing, collection, delivery time, tracking of shipments, payment systems and inquiry handling.

Engineering Services. We offer engineering services that primarily assist our clients in the manufacturing sector, in their new product development process and in managing the life cycles of their existing product lines. We focus on the following areas:

•	for the automotive, aerospace and heavy equipment industries — applications involving computer-aided design, computer-aided manufacturing and computer-aided engineering technologies; and

•	for the automotive, electronics, aerospace and industrial automation industries — design and development of software that is embedded in various hardware components.

As an example, a client in automotive seating systems and interior supplies needed to reduce costs and cycle time in the design of automotive seating systems. Our team of professionals employed advanced techniques in mathematics, structural mechanics, finite element analysis, iterative design and simulation to produce digital prototypes that satisfied both the client’s design constraints and applicable regulatory standards. Creation of digital prototypes reduced the number of physical prototypes that the client otherwise would have needed, hence reducing turnaround time and production costs.

Business Process Management. We offer business process management services and analysis through Progeon.

Progeon enables clients to outsource several process-intensive functions related to customer relationship management, finance and accounting, and administration and sales order processing. Industry specific service offerings include the following:

•	for the banking industry — payment services, transaction management services, check processing, mortgage and loan account servicing, collections, customer account management and treasury operations management;

•	for the insurance and health care industries — policy owner services, claims processing, transaction and reinsurance accounting, statutory and regulatory reporting, annuities processing and benefits administration;

•	for the securities and brokerage industry — client account and data management services, reconciliation services, knowledge-based services such as fixed income research and analytics, corporate support and other back office services; and

•	across all industries – customer relationship management, sales order processing, and finance and account services.

As an example, we deliver extensive sales order processing services for a client engaged in telecommunications equipment manufacturing. Under our current contract, our 700-person team manages 26 discrete processes across a wide spectrum of the client’s business, including order capture and validation, performance of credit checks and monitoring credit utilization, determining discount levels, order finalization and entry as well as monitoring and updating orders for rejections, cancellations and amendments. Our operations are fully integrated with our clients’ data and fax server networks on a real-time, 24-hour basis.

Systems Integration. We develop and deliver solutions that enhance the compatibility between various components of our clients’ IT infrastructure. Our services are designed to efficiently integrate technology solutions and software systems by leveraging products from multiple partners, operating platforms and vendors in order to efficiently meet our clients’ business needs.

As an example, a client in the banking industry needed to upgrade its obsolete systems infrastructure at all its banking centers, as well as integrate the system with disparate legacy systems of its recently acquired subsidiary companies. Through process automation and our custom built tools, we developed a solution which is being implemented with an estimated effort of approximately 900 person-months over a two to three year period that integrates IT systems at 880 banking centers, workstations and computing infrastructure across the United States. Using our solution, the client is able to benefit from a unified automated banking system and has upgraded to the newer operating systems without any significant business disruption.

Infrastructure Management Services. Through this service offering, we manage the operations of our clients’ IT infrastructure. Our service offerings include data center management, technical support services, application management services and process implementation/enhancement services. These services are delivered primarily through our global network and data operations centers in Bangalore and Pune, India, and several development centers in the United States.

As an example, a client in the electronic components and semiconductor industry needed a more cost-effective approach to maintain its network infrastructure. Since our initial engagement by the client in 2001, we have taken over the responsibilities of network and security management, server management, desktop management and enterprise application management, and currently provide comprehensive services including system administration, database management, network management, application support and desktop support across over 170 servers/operating systems and over 200 applications. These systems are managed from our centralized location in Bangalore, India covering the client’s group companies spread over 60 locations.

Banking Software Products

We also develop, market and license proprietary banking solutions for the banking industry. Our principal banking products and solutions are the Finacle® suite of products and professional services.

Finacle® Suite of Products. Our suite of software products include Finacle® Core Banking, Finacle® eChannels, Finacle® eCorporate, Finacle® CRM and Finacle® Treasury. The Finacle® suite is a comprehensive, flexible, scalable and fully web-enabled solution that addresses banks’ core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements. We have increased our suite of Finacle® products from two in fiscal 2000 to seven as of September 2004.

Professional Services. Our services complement our product suite and include implementation, customization, support, consulting, training and documentation.

Our Clients

We market our services to large corporations in North America, Europe and the Asia-Pacific Region. We have a strong market presence in North America and a growing presence in Europe. Our revenues for the last three fiscal years and the six months ended September 30, 2004 by geographic area are as follows:

	Fiscal			Six Months Ended September 30, 2004
	2002	2003	2004
North America	71.2%	72.9%	71.2%	65.1%
Europe	19.4%	17.6%	19.2%	21.9%
India	2.0%	2.1%	1.3%	1.7%
Rest of the World	7.4%	7.4%	8.3%	11.3%

Total	100%	100%	100%	100%

We have in-depth expertise in the financial services, manufacturing, telecommunications and retail industries, as well as, to a lesser extent, the utilities and logistics industries. Our revenues for the last three fiscal years and the six months ended September 30, 2004 by market segment are as follows:

	Fiscal			Six Months Ended September 30, 2004
	2002	2003	2004
Financial Services	36.7%	37.5%	36.6%	34.5%
Manufacturing	17.1%	16.4%	14.8%	14.9%
Telecommunications	15.6%	15.1%	16.6%	18.2%
Retail	12.3%	11.4%	11.7%	10.4%
Others (primarily utilities, logistics and services)	18.3%	19.6%	20.3%	22.0%

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2004, the following were among our top 20 clients by revenue including their affiliates (in alphabetical order):

Aetna	DHL

American Express	Goldman Sachs

Apple Computer	Herbalife International

Bank of America	IKON Office Solutions

BT	N.V. Belgacom Mobile

Citigroup	Northwestern Mutual Life

DaimlerChrysler	Sysco

The following is a distribution of our clients by revenues for the three most recent fiscal years and for the twelve months ended September 30, 2004:

	Fiscal			Twelve months ended Sept. 30, 2004
	2002	2003	2004
No. of million $+ clients	83	115	131	146
No. of $5 million+ clients	25	41	51	60
No. of $10 million+ clients	16	16	25	31
No. of $20 million+ clients	6	9	12	16
No. of $30 million+ clients	—	3	6	10
No. of $40 million+ clients	—	2	4	7
No. of $50 million+ clients	—	—	3	3

The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are not the exclusive external technology services provider for our clients. Thus, a major client in a given year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

Sales and Marketing

Our sales and marketing strategy is formulated to increase awareness and gain new business from target clients and promote client loyalty and repeat business among existing clients. Members of our executive management team are actively involved in business development and in managing key client relationships through targeted interaction with our clients’ senior management. We recently hired several senior professionals to augment our sales initiatives. We have also recently established a Strategic Global Sourcing Group consisting of senior professionals to focus on identifying and securing large, long-term engagements from both new and existing clients.

New Business Development. We use a cross-functional, integrated sales approach in which our account managers, sales personnel and project managers analyze potential projects and collaboratively develop strategies to sell our solutions to potential clients. This approach allows for a smooth transition to execution once the sale is completed. Through Infosys Consulting, we are seeking to develop stronger strategic relationships with senior management at our clients, which we will then seek to leverage to provide other service offerings.

Our sales professionals located throughout the world proactively contact potential clients. For larger projects, we typically bid against other technology services providers in response to requests for proposals. Clients often cite our Global Delivery Model, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, track record and competitive pricing as reasons for awarding us contracts. In addition, client references and endorsements provide objective validation of our competitive strengths.

Promoting Client Loyalty. We constantly seek to expand the nature and scope of our engagements with existing clients by extending the breadth and volume of services offered, with a focus on increasing our clients’ competitiveness through our proven and reliable Global Delivery Model. For existing clients, our onsite project and account managers proactively identify client needs and work with our sales team to structure solutions to address those needs. During the six months ended September 30, 2004 and fiscal 2004, 97.4% and 93.4% of our revenue came as repeat business from existing clients. We promote client loyalty through a sales and marketing program that includes media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach and investor relations.

Sales and Marketing Organization. We sell and market our services from 31 sales and marketing offices located in 16 countries. With our global sales headquarters in Fremont, California and our corporate marketing group in Bangalore, India, we target our efforts towards the world’s largest corporations. Our sales efforts are complemented by our marketing team, which assists in brand building and other corporate level marketing efforts. As of September 30, 2004, we had 280 sales and marketing employees outside of India and 54 in India.

Competition

We operate in a highly competitive and rapidly changing market and compete with:

•	consulting firms such as Accenture, BearingPoint, Cap Gemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as HP and IBM;

•	IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems;

•	offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro;

•	software firms such as Oracle and SAP; and

•	in-house IT departments of large corporations.

In the future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

•	effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services;

•	increase scale and breadth of service offerings to provide one-stop solutions;

•	provide industry expertise to clients’ business solutions;

•	attract and retain high quality technology professionals; and

•	maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

Human Capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry’s leading employers. In 2004, we were ranked second in Dataquest India’s list of the Best Employers for the IT Industry in India. In 2004, Computerworld ranked us as one of the 100 Best Places to Work for IT Professionals in the United States.

As of September 30, 2004, we employed approximately 32,900 employees, of which approximately 30,900 are technology professionals. During the six months ended September 30, 2004, we recorded approximately 7,300 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2004, we received approximately 908,000 applications, tested over 131,000 applicants, interviewed over 17,500 applicants approximately and extended job offers to approximately 13,500 applicants. These statistics do not include Progeon, which recruited approximately 1,400 new hires, net of attrition, during fiscal 2004, or our wholly owned subsidiaries. Excluding Progeon and our other subsidiaries during the six months ended September 30, 2004, we screened over 810,000 employment applications, and made approximately 7,500 offers of employment.

Training and Development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 14 weeks of integrated on-the-job training prior to becoming billable to our clients. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities. We have instituted an appraisal program that incorporates a 360-degree feedback system recognizing high performers and providing constructive feedback and coaching to under-performers.

As of September 30, 2004, we employed 112 faculty members in our training division, including 72 with doctorate or masters degrees. Our faculty conducts the integrated training for new employees, as well as approximately 160 different two-week continuing education courses in technology and management skills for all employees.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 270 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We also are building an employee training facility in Mysore, which will be able to house 4,500 trainees at any one time. We expect this training facility to be completed in early 2005 and to provide training for approximately 12,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic.

Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

In early 2004, The Financial Accounting Standards Board of the United States issued an exposure draft proposing to require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Due to the uncertainty in the future of the rules governing stock options, we had decided to suspend grants of stock options until such uncertainties are clarified. Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS 123R from July 1, 2005. The change in the standard will adversely affect our operating results and we are evaluating the impact of the standard on our existing grants of employee stock options and future grants, if any.

Intellectual Property

Our intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We currently have no issued patents. Five of our patent applications are pending in the U.S. Patent and Trademark Office and one is pending in the Indian Patent Office. We have three registered trademarks and several unregistered trademarks. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect intellectual property rights to the same extent as laws in the United States. For example, India does not grant patents for software applications or products. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive.

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all.

We regard our trade name, trademarks, service marks and domain names as important to our success. We rely on the law to protect our proprietary rights to them, and we have taken steps to enhance our rights by filing trademark applications where appropriate. We have obtained registration of our key brand “INFOSYS” as a trademark in both India and in the United States. We also aggressively protect these names and marks from infringement by others.

Research and Development

Our research and development efforts focus on developing and refining our methodologies, tools and techniques, improving estimation processes and adopting new technologies. We have several groups engaged in our research and development activities. These groups are listed below.

Education and Research Group. This group conducts short-term and long-term research in the areas of knowledge management, performance testing, e-commerce, and education and training methodologies.

Software Engineering and Technology Labs. This group monitors advances in technologies that could impact the business of our clients such as knowledge management, collaborative technologies, convergence technologies and web services. They also develop new methodologies and software tools that assist us in our execution of IT services projects.

Domain Competency Group. This group monitors emerging business trends in particular domains that are relevant to our client base and seeks to understand and develop solutions that are highly specific to an individual industry.

We have also established concept centers for several advanced technologies and have a performance-testing center to develop solutions for a number of our development projects.

Our research and development expenses for the six months ended September 30, 2004 and the fiscal years ended March 31, 2004 and 2003 were $5 million, $9 million and $3 million, respectively.

Effect of Government Regulation of Our Business

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive Indian laws and regulations that affect our business, including regulations that require us to obtain approval from the Reserve Bank of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and regulations that require us, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India. In addition, we may be required to meet certain affirmative action hiring requirements proposed by the State of Maharashtra, India.

Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this document, we are not a party to any pending material legal proceedings.

MANAGEMENT

Directors and Executive Officers

Set forth below are the respective ages and positions of our directors and executive officers as of September 30, 2004.

Name	Age	Position
N. R. Narayana Murthy	58	Chairman of the Board and Chief Mentor
Nandan M. Nilekani	49	Director, Chief Executive Officer, President, and Managing Director and Chairman, Management Council
S. Gopalakrishnan	49	Chief Operating Officer, Deputy Managing Director and Head — Customer Service and Technology
Deepak M. Satwalekar (2)(3)(4)(5)	56	Lead Independent Director
Marti G. Subrahmanyam (2)(3)(4)	58	Director
Philip Yeo Liat Kok (1)(4)(5)	58	Director
Omkar Goswami (1)(3)(4)(5)	48	Director
Larry Lee Pressler (2)(3)(4)(5)	62	Director
Rama Bijapurkar (1)(3)(4)	47	Director
Claude Smadja (1)(4)(5)	59	Director
Sridar A. Iyengar (2)(3)(4)	57	Director
K. Dinesh	50	Director and Head — Education and Research, Information Systems, Quality and Productivity and Communication Design Group
S. D. Shibulal	49	Director and Head — Worldwide Customer Delivery
T. V. Mohandas Pai	46	Director, Chief Financial Officer and Head — Finance and Administration
Srinath Batni	50	Director and Head — Strategic Groups and Co-customer Delivery
V. Balakrishnan	40	Company Secretary and Senior Vice President — Finance

(1)	Member of the Investors Grievance Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Independent director

(5)	Member of the Nominations Committee

N. R. Narayana Murthy is one of our co-founders and has served as one of our directors since July 1981. He is currently the Chairman of our board of directors and our Chief Mentor. Prior to April 2002, Mr. Murthy was our Chief Executive Officer. Mr. Murthy has served as a director on the Board of the Reserve Bank of India since 2000. Mr. Murthy also serves on the boards of various other organizations. He serves on the Indian Prime Minister’s Council on Trade and Industry (India), the Board of Overseers at the Wharton School of the University of Pennsylvania, the Cornell University Board of Trustees, the Singapore Management University Board of Trustees and the Board of Advisors for the William F. Achtmeyer Center for Global Leadership at the Tuck School of Business. Mr. Murthy received a Bachelor of Engineering, or B.E., in Electrical Engineering from the University of Mysore and a Master of Technology, or M.Tech., in Electrical Engineering from the Indian Institute of Technology, or IIT, Kanpur.

Nandan M. Nilekani is one of our co-founders and has served as one of our directors since July 1981. He is currently our Chief Executive Officer, President and Managing Director and Chairman of our Management Council. Prior to this, Mr. Nilekani served in various capacities with us, including as our Chief Operating Officer and Head — Banking Business Unit. Mr. Nilekani is a co-founder of NASSCOM and the Bangalore chapter of

The IndUS Entrepreneurs (TiE). He also serves on the London Business School’s Asia Pacific Regional Advisory Board and is a member of the Board of Trustees of the Conference Board, an international research and business membership organization. Mr. Nilekani served as a member of the sub-committee of the Securities and Exchange Board of India that dealt with issues related to insider trading and as a member of the Reserve Bank of India’s Advisory Group on Corporate Governance. Mr. Nilekani received a Bachelor of Technology, or B.Tech., in Electrical Engineering from IIT Bombay.

S. Gopalakrishnan is a co-founder of Infosys and has served as one of our directors since 1981. He is currently Chief Operating Officer and Head — Customer Service and Technology. From 1996 to 1998 he was the head of Client Delivery and Technology, and from 1994 to present he has been the head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, he was Technical Director of Infosys. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

Deepak M. Satwalekar has served as one of our directors since October 1997. He has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd since 2000. Before that, he was the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Centre for Human Settlements (HABITAT). He is actively involved in the Confederation of Indian Industries (CII) and is also a Director on the boards of several other companies. He obtained a Bachelors Degree in Technology from IIT, Bombay and a Masters Degree in Business Administration from The American University, Washington DC.

Marti G. Subrahmanyam has served as one of our directors since April 1998. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently the University of Melbourne in Australia, LUISS in Italy and Singapore Management University in Singapore. Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University’s Distinguished Teaching Medal. He serves as a consultant to several corporations, industrial groups, and financial institutions around the world, such as the State Street Bank. He also sits on the boards of several other companies, including Animi Offshore Fund Ltd., ICICI Bank Ltd., the Murugappa Group, Nexgen Financial Holdings Ltd. and Nomura Asset Management Inc. He serves as an advisor to international and government organizations, including the Securities and Exchange Board of India. Professor Subrahmanyam holds degrees from the Indian Institute of Technology, or IIT, Madras, the Indian Institute of Management, or IIM, Ahmedabad and the Massachusetts Institute of Technology.

Philip Yeo Liat Kok has served as one of our directors since October 1999. He is currently the Chairman of the Singapore Agency for Science, Technology and Research and Co-Chairman of the Singapore Economic Development Board. Mr. Yeo also served as the first Chairman of the Singapore National Computer board from 1981 to 1987. He played a leading role in formulating and championing Singapore’s first national computerization plan to evolve the nation into the information age. Mr. Yeo was also the Chairman of various corporations, including Singapore Technologies Holdings, Sembawang Corporation and SembCorp Industries. He has been recognized for his contribution to Singapore’s economic development and for his pioneering role in the development of Singapore’s IT Industry. Mr. Philip Yeo has a degree in Applied Science (Industrial Engineering) from the University of Toronto, Canada, a Masters of Science (Systems Engineering) from the University of Singapore and a Masters in Business Administration from Harvard University, under a Fulbright scholarship.

Omkar Goswami has served as one of our directors since November 2000. In April 2004, he set up CERG Advisory, a company specializing in corporate consulting and economic advisory services, of which he is currently the Founder-Chairman. Before that, he was the Chief Economist to the Confederation of Indian

Industry from August 1998 to March 2004. Between 1997 and 1998, Dr. Goswami was the Editor of Business India magazine. Between 1981 and 1997, he taught at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University, and the Indian Statistical Institute (New Delhi). Dr. Goswami also serves on the board of Dr. Reddy’s Laboratories, Infrastructure Development and Finance Company Limited, Crompton Greaves Limited and DSP Merrill Lynch. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation and Development. Dr. Goswami received his Masters of Economics from the Delhi School of Economics and his Ph.D. in Economics from Oxford University. In July 2004, Dr. Goswami inadvertently sold 1,850 of our equity shares during a trading blackout in an administrative violation of the SEBI Insider Trading Guidelines and our code of conduct. We notified the SEBI, Nasdaq and the Indian stock exchanges of the sale and our board determined that the sale was made inadvertently and without the benefit of any inside information. Nevertheless, our board imposed a fine on Dr. Goswami of approximately $8,600 for the violation equivalent to the director commission for one quarter. The fine was paid by Dr. Goswami to a charity.

Senator Larry Lee Pressler has served as one of our directors since January 2001. He was a member of Congress for 22 years (with 18 years in the U.S. Senate) during which he served on the Senate Foreign Relations Committee and was Chairman of the Commerce, Science and Transportation Committee. He authored the Telecommunications Act of 1998, still the controlling Telecommunications Act throughout the United States. Currently, he is a Senior Partner in the Washington, D.C. law firm of the Pressler Group. He is a former employee of McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisors Office. Senator Pressler was a Rhodes Scholar at Oxford University in England and is a graduate of the Harvard Law School.

Rama Bijapurkar has served as one of our directors since March 2001. She is a founder of a strategic marketing consulting practice working across a wide range of sectors, helping organizations develop marketing strategies. In addition, she is a visiting faculty member at IIM Ahmedabad. Prior to setting up her practice in 1997, she worked with McKinsey and Company as a Senior Marketing Consultant between 1995 and 1997. From 1989 to 1995 she was the Deputy Managing Director of Market and Research Group and worked from 1981 to 1987 with MODE Services, of which she was one of the founders. From 1997 to 1981 she worked with Lintas India Limited. Ms. Rama Bijapurkar obtained a Post Graduate Diploma in Management (recognized in India as equivalent to a Masters in Business Administration) from IIM, Ahmedabad and holds a a B.Sc (Honors) degree in Physics from the Delhi University.

Claude Smadja has served as one of our directors since October 2001. He is currently the President of Smadja & Associates, a firm advising global corporations and governments on strategic issues. Between 1996 and 2001, he served as the Managing Director of the World Economic Forum. Prior to that, Mr. Smadja served as the director for the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja serves on the boards of directors of Edipresse, Infotec Company and the Kudeslki Groups, as well as several private corporations. He is also a member of the International Board of Overseers at the Illinois Institute of Technology. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

Sridar A. Iyengar has served as one of our directors since April 2003. He is the President of TiE (The IndUS Entrepreneurs) in Silicon Valley. Previously he was the Partner-in-Charge of KPMG’s Emerging Business Practice. Mr. Iyengar has held a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that he headed the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is the Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelor Degree in Commerce (Honors) from University of Kolkota and has attended the Executive Education course at Stanford.

K. Dinesh is a co-founder of Infosys and has served as Director since 1985. He is currently Head — Education and Research, Information Systems, Quality and Productivity, and Communication Design Group. He has served as Head—Quality and Productivity and Information Systems (IS) since 1996. From 1991 to 1996, Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. Dinesh received a Masters degree in Mathematics from the Bangalore University.

S. D. Shibulal is one of our co-founders and served as one of our directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a director of Progeon Limited (our majority-owned subsidiary), and Infosys Consulting. He is currently our Head — Worldwide Customer Delivery. From 1998 to 1999, he was our Head — Manufacturing, Distribution and Year 2000 Business Unit, as well as Head — Internet and Intranet Business Unit. He received an M.S. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

T. V. Mohandas Pai is Director, Chief Financial Officer and Head — Finance & Administration of Infosys. Mr. Pai joined Infosys in 1994 and has served as a director since May 2000. He is the Chairman of Progeon and is a member of the board of Infosys China. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He is a member of the Accounting Standard Committee set up by SEBI and was also a member of the Kelkar Committee on Direct Taxes. He has a Bachelor’s degree in Commerce from St. Joseph’s College of Commerce, Bangalore, LL.B. degree from Bangalore University and is a Fellow Chartered Accountant.

Srinath Batni has served as one of our directors since May 2000. He is currently our Head — Strategic Groups and Co-Customer Delivery. From 1996 to 2000 he served as Senior Vice President and Head — Retail and Telecommunications Business Unit. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore. Mr. Srinath Batni serves on the board of Infosys China and Infosys Australia.

V. Balakrishnan is Company Secretary and Senior Vice President – Finance. Since he joined us in 1991, he has served in various capacities in our Finance department. Prior to that, Mr. Balakrishnan was Senior Accounts Executive for Amco Batteries Limited. Mr. Balakrishnan received a B.Sc. from the University of Madras. He is an Associate Member of the Institute of Chartered Accountants of India, an Associate Member of the Institute of Company Secretaries of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Balakrishnan also serves on the boards of Infosys Australia and Infosys Consulting, both wholly owned subsidiaries.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Report of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infosys Technologies Limited

We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the Financial Statement Schedule. These consolidated financial statements and the related Financial Statement Schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the Financial Statement Schedule, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and subsidiaries as of March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related Financial Statement Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Manchester, United Kingdom

April 13, 2004 except for Note 2.24, as to which the date is July 13, 2004

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

	(Dollars in millions)
	2003	2004
ASSETS
Current Assets
Cash and cash equivalents	$354	$445
Investment in liquid mutual fund units	—	218
Trade accounts receivable, net of allowances	109	150
Prepaid expenses and other current assets	24	36
Unbilled revenue	20	24

Total current assets	507	873
Property, plant and equipment, net	157	228
Goodwill	—	8
Intangible assets, net	6	2
Deferred tax assets	7	7
Investments	5	—
Prepaid income taxes	4	—
Other assets	18	14

Total Assets	$704	$1,132

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$—	$1
Client deposits	3	15
Other accrued liabilities	47	99
Income taxes payable	—	22
Unearned revenue	13	15

Total current liabilities	63	152
Non-current liabilities
Preferred stock of subsidiary	10	22
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding –264,972,312 and 266,564,224 as of March 31, 2003 and 2004, respectively (See Note 2.24)	9	9
Additional paid-in capital	127	157
Accumulated other comprehensive income	(32)	39
Deferred stock compensation	(3)	—
Retained earnings	525	748

Total stockholders’ equity	626	953

Total Liabilities And Stockholders’ Equity	$704	$1,132

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED MARCH 31,

	(Dollars in millions except share and per share data)
	2002	2003	2004
Revenues	$545	$754	$1,063
Cost of revenues (including amortization of stock compensation expenses of $3, $3 and $2)	294	417	603

Gross profit	251	337	460

Operating Expenses:
Selling and marketing expenses	27	56	77
General and administrative expenses	44	58	82
Amortization of stock compensation expenses	2	2	1
Amortization of intangible assets	—	2	7

Total operating expenses	73	118	167

Operating income	178	219	293
Other income, net	14	18	28

Income before income taxes	192	237	321
Provision for income taxes	28	42	51

Net income	$164	$195	$270

Earnings per equity share
Basic	$0.63	$0.74	$1.03
Diluted	$0.62	$0.73	$1.01
Weighted equity shares used in computing earnings per equity share (See Note 2.24)
Basic	262,226,592	262,284,008	262,780,308
Diluted	264,339,496	265,916,036	267,166,236

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

							(Dollars in millions)
	Common stock		Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Deferred stock compensation	Retained earnings	Total stockholders’ equity
	Shares (See Note 2.24)	Par value
Balance as of March 31, 2001	264,632,468	$9	$122		$(29)	$(13)	$223	$312

Common stock issued	112,052	—	1		—	—	—	1
Cash dividends	—	—	—		—	—	(23)	(23)
Amortization of compensation related to stock option grants	—	—	—		—	5	—	5
Comprehensive income
Net income	—	—	—	$164	—	—	164	164
Other comprehensive income
Translation adjustment	—	—	—	(17)	(17)	—	—	(17)

Comprehensive income				$147

Balance as of March 31, 2002	264,744,520	$9	$123		$(46)	$(8)	$364	$442

Common stock issued	227,792		3		—	—	—	3
Cash dividends	—	—	—		—	—	(34)	(34)
Income tax benefit arising on exercise of stock options	—		1		—	—	—	1
Amortization of compensation related to stock option grants	—	—	—		—	5	—	5
Comprehensive income
Net income	—	—	—	$195	—	—	195	195
Other comprehensive income
Translation adjustment	—	—	—	14	14	—	—	14

Comprehensive income				$209

Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626

Common stock issued	1,591,912	—	27		—	—	—	27
Cash dividends	—	—	—		—	—	(47)	(47)
Income tax benefit arising on exercise of stock options	—	—	3		—	—	—	3
Amortization of compensation related to stock option grants	—	—	—		—	3	—	3
Comprehensive income
Net income	—	—	—	$270	—	—	270	270
Other comprehensive income
Translation adjustment	—	—	—	71	71	—	—	71

Comprehensive income				$341

Balance as of March 31, 2004	266,564,224	$9	$157		$39	—	$748	$953

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MARCH 31,

		(Dollars in millions)
	2002	2003	2004
OPERATING ACTIVITIES:
Net income	$164	$195	$270
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	34	37	45
Amortization of intangible assets	—	2	7
Provision for investments	—	3	2
Deferred taxes	(2)	(2)	1
Amortization of stock compensation expenses	5	5	3
Changes in assets and liabilities
Trade accounts receivable	(7)	(38)	(27)
Prepaid expenses and other current assets	1	(5)	(8)
Unbilled revenue	(3)	(15)	(1)
Income taxes	1	(4)	26
Accounts payable	—	—	(1)
Client deposits	1	1	11
Unearned revenue	(4)	9	—
Other accrued liabilities	1	23	44

Net cash provided by operating activities	191	211	372

Investing Activities:
Expenditure on property, plant and equipment	(68)	(43)	(93)
Expenditure on intangible assets	—	(4)	—
Loans to employees	(6)	(7)	4
Purchase of subsidiary, net of cash acquired	—	—	(10)
Purchase of investments	(2)	—	(205)

Net cash used in investing activities	(76)	(54)	(304)

Financing Activities:
Proceeds from issuance of common stock	1	3	27
Proceeds from issuance of preferred stock by subsidiary	—	10	10
Payment of dividends	(23)	(34)	(47)

Net cash used in financing activities	(22)	(21)	(10)

Effect of exchange rate changes on cash	(7)	8	33
Net increase in cash and cash equivalents during the period	86	144	91
Cash and cash equivalents at the beginning of the period	124	210	354

Cash and cash equivalents at the end of the period	$210	$354	$445

Supplementary information:
Cash paid towards taxes	$27	$45	$24

See accompanying notes to the consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Company overview and significant accounting policies

1.1	Company overview

Infosys Technologies Limited (Infosys) along with its majority owned and controlled subsidiaries, Progeon Limited (Progeon), Infosys Technologies (Australia) Pty. Limited (Infosys Australia), and Infosys Technologies (Shanghai) Co. Limited (Infosys China) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2	Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

1.3	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4	Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2 to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5	Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6	Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8	Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9	Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10	Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11	Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.12	Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia and Infosys China is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13	Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary.

1.14	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital.

1.15	Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16	Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2003 and March 31, 2004, there was no significant risk of loss in the

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17	Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18	Retirement benefits to employees

1.18.1	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2	Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

1.19	Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. See Note 2.24.

	Year ended March 31,
(Dollars in millions except share and per share data)	2002	2003	2004
Net income, as reported	$164	$195	$270
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5	5	3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(64)	(62)	(50)

Pro forma net income	$105	$138	$223

Earnings per share:
Basic – as reported	$0.63	$0.74	$1.03
Basic – pro forma	$0.40	$0.52	$0.85
Diluted – as reported	$0.62	$0.73	$1.01
Diluted – pro forma	$0.40	$0.52	$0.84

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,
	2002	2003	2004
Dividend yield %	0.2%	0.2%	0.2%
Expected life	1-5years	1-5years	1-5years
Risk free interest rate	9.5%	6.0%	5.1-5.7%
Volatility	69.0%	60-75%	60-75%

1.20	Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21	Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2	Notes to the consolidated financial statements

2.1	Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

	(Dollars in millions)

	As of March 31,
	2003	2004
Cost and fair values
Cash and bank deposits	$283	$397
Deposits with corporations	71	48

	$354	$445

2.2	Trade accounts receivable

Trade accounts receivable as of March 31, 2003 and 2004, net of allowance for doubtful accounts of $3 million and $3 million respectively, amounted to $109 million and $150 million. The age profile of trade accounts receivable, net of allowances is given below.

	In %
	2003	2004
As of March 31,
Period (in days)
0 – 30	65.8	69.7
31 – 60	29.0	21.6
61 – 90	3.9	4.7
More than 90	1.3	4.0

	100.0	100.0

2.3	Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for approximately $14 million. The purchase consideration includes approximately $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”. There is a further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration will be accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7

Total purchase price	$14

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	(Dollars in millions)

	As of March 31,
	2003	2004
Rent deposits	$3	$3
Security deposits with service providers	3	2
Loans to employees	12	13
Prepaid expenses	5	13
Other current assets	1	5

	$24	$36

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5	Property, plant and equipment – net

Property, plant and equipment consist of the following:

	(Dollars in millions)

	As of March 31,
	2003	2004
Land	$10	$21
Buildings	81	106
Furniture and fixtures	44	59
Computer equipment	77	107
Plant and equipment	48	65
Capital work-in-progress	16	48

	276	406
Accumulated depreciation	(119)	(178)

	$157	$228

Depreciation expense amounted to $34 million, $37 million and $45 million for fiscal 2002, 2003 and 2004 respectively. The amount of third party software expensed during fiscal 2002, 2003 and 2004 was $7 million, $12 million and $14 million respectively.

2.6	Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $4 million and was recorded as an intangible asset and amortized over two years being management’s initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets. The additional amortization for fiscal 2004 due to the revisions in the estimates of remaining useful life was $4 million. The recorded values of these intangible assets have been completely amortized as of March 31, 2004.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty. Limited, Australia is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The unamortized balance as of March 31, 2004 was $2 million.

2.7	Investments

The carrying value of the company’s investments in non-readily-marketable equity securities for which there are no readily determinable fair values are as follows:

(Dollars in millions)

Carrying value
As of March 31, 2003
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	$3
Workadia Inc., USA – 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	1
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, at $1.81 each fully paid, par value $0.001 each	1

$5

Investments in liquid mutual fund units are designated as “available for sale”.

2.8	Other assets

Other assets mainly represent the non-current portion of loans to employees.

2.9	Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. Loans aggregating $29 million and $27 million were outstanding as of March 31, 2003 and 2004.

The required repayments of employee loans outstanding as of March 31, 2004 are as detailed below.

(Dollars in millions)

Year ending March 31,	Repayment
2005	$13
2006	4
2007	3
2008	2
2009	2
Thereafter	3

$27

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of related party receivables amounted to $24 million as of March 31, 2003 and 2004. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.10	Other accrued liabilities

Other accrued liabilities comprise the following:

	(Dollars in millions)

	As of March 31,
	2003	2004
Accrued compensation to staff	$25	$71
Provision for post sales client support	1	1
Employee withholding taxes payable	5	9
Provision for expenses	12	16
Retainage	1	1
Others	3	1

	$47	$99

2.11	Employee post-retirement benefits

2.11.1	Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company’s financial statements in fiscal 2002, 2003 and 2004. The measurement date used is March 31 of the relevant fiscal year.

	(Dollars in millions)

	Year ended March 31,
	2002	2003	2004
Change in benefit obligations
Benefit obligations at the beginning of the year	$14	$16	$19
Unrecognized actuarial loss	—	(1)	5
Service cost	1	2	4
Interest cost	1	1	1
Benefits paid	—	—	(1)
Effect of exchange rate changes	—	—	2

Benefit obligations at the end of the year	$16	$18	$30

Change in plan assets
Fair value of plan assets at the beginning of the year	$10	$12	$16
Effect of exchange rate changes	(1)	—	2
Actual return on plan assets	1	1	2
Employer contributions	2	2	5
Benefits paid	—	—	(1)

Plan assets at the end of the year	$12	$15	$24

Funded status	$(4)	$(3)	$(6)
Excess of actual return over estimated return on plan assets	—	1	(1)
Unrecognized transitional obligation	1	—	—
Unrecognized actuarial loss	3	2	7

(Accrued) / prepaid benefit	$—	$—	$—

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net gratuity cost for fiscal 2002, 2003 and 2004 comprises the following components:

	Year ended March 31,
	2002	2003	2004
Service cost	$1	$2	$4
Interest cost	1	1	1
Expected return on assets	(1)	—	(1)

Net gratuity cost	$1	$3	$4

The assumptions used in accounting for the gratuity plan in fiscal 2002, 2003 and 2004 are set out below.

	Year ended March 31,
	2002	2003	2004
Discount rate	10.0%	7.0%	5.2%
Rate of increase in compensation levels	9.0%	5.0-7.0%	5.1%
Rate of return on plan assets	10.0%	7.0%	5.2%

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The company contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust. In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2004, all of the plan assets are invested in debt securities.

The company’s overall expected long-term rate-of-return-on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during fiscal 2002, 2003 and 2004 have not been lower than the expected rate of return on plan assets estimated for those years.

Accumulated benefits obligation was $6 million and $7 million as of March 31, 2003 and 2004 respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(Dollars in millions)

Year ending March 31,
2005 to 2007 (aggregate)	$1
2008	1
2009	1
2010-2014	$3

The expected benefits are based on the same assumptions used to measure the company’s benefit obligations as of March 31, 2004.

The company expects to contribute approximately $5 million to the gratuity trusts during fiscal 2005.

2.11.2	Superannuation

The company contributed $1 million, $1 million and $2 million to the superannuation plan in fiscal 2002, 2003 and 2004 respectively.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.11.3	Provident fund

The company contributed $3 million, $4 million and $6 million to the provident fund in fiscal 2002, 2003 and 2004, respectively.

2.12	Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.12.1	Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share. (See Note 2.24)

2.12.2	Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.12.3	Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.12.4	Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

2.13	Preferred stock of subsidiary

Infosys holds 100% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration of approximately $5 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration of approximately $20 million.

Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event.; The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.14	Other income, net

Other income, net, consists of the following:

	(Dollars in millions)

	Year ended March 31,
	2002	2003	2004
Interest income	$10	$17	$18
Income from mutual fund investments	—	—	4
Exchange gains, net	3	4	8
Provision for investments	—	(3)	(2)
Others	1	—	—

	$14	$18	$28

In fiscal 2003, the company provided for write-downs to investments in the aggregate amount of approximately $3 million. These included $1.5 million each for investments in Asia Net Media BVI Limited and Workadia Inc. The provisions during fiscal 2004 include write-downs to investments in CiDRA Corporation of $1.5 million, and $0.4 million toward investment in Stratify Inc. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.15	Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expenses for operating leases in fiscal 2002, 2003 and 2004 were $5 million, $6 million and $9 million respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below.

(Dollars in millions)

Year ending March 31,
2005	$6
2006	5
2007	4
2008	3
2009	2
Thereafter	1

Total	$21

2.16	Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $3 million, $3 million and $9 million for fiscal 2002, 2003 and 2004 respectively.

2.17	Employees’ Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense and amortized over the vesting period. Such amortized deferred compensation expense was $5 million, $5 million and $3 million for fiscal 2002, 2003, and 2004 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the 1999 Plan). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 26,400,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2002, 2003 and 2004 are set out below. See Note 2.24

	2002		2003		2004
	Shares arising out of options	Weighted Average exercise price	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1994 Option plan:
Outstanding at the beginning of the period	1,320,000	—	1,285,600	—	1,272,800	—
Granted	—	—	—	—	—	—
Forfeited	(34,400)	$0.3	(12,800)	$0.3	(6,400)	$0.3
Exercised	—	—	—	—	—	—

Outstanding at the end of the period	1,285,600	—	1,272,800	—	1,266,400	—

1998 Option plan:
Outstanding at the beginning of the period	3,131,012	—	4,524,988	—	5,006,812	—
Granted	1,817,000	$25	1,160,400	$31	191,800	$24
Forfeited	(311,092)	$60	(499,496)	$23	(809,864)	$38
Exercised	(111,932)	$11	(179,080)	$12	(517,740)	$15

Outstanding at the end of the period	4,524,988	—	5,006,812	—	3,871,008	—

Exercisable at the end of the period	658,108	—	1,260,008	—	1,543,504	—
Weighted-average fair value of options granted during the period	—	$8	—	$8	—	$6
1999 Option plan:
Outstanding at the beginning of the period	11,175,920	—	18,675,260	—	20,244,684	—
Granted	8,202,000	$16	2,467,400	$20	771,200	$17
Forfeited	(702,540)	$30	(849,264)	$24	(1,579,592)	$25
Exercised	(120)	$21	(48,712)	$14	(1,074,172)	$18

Outstanding at the end of the period	18,675,260	—	20,244,684	—	18,362,120	—

Exercisable at the end of the period	1,794,120	—	4,890,556	—	8,448,480	—
Weighted-average fair value of options granted during the period	—	$8	—	$9	—	$7

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding as of March 31, 2004.

		Options Outstanding		Options Exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life in years	Weighted average exercise price	No. of shares arising out of options	Weighted average exercise price
1994 Plan

0.30	1,266,400	0.25	$0.3	—	—

1998 Plan	—
8.5-12.5	84,600	2.94	$9	84,600	$9
12.6-25.0	872,452	5.92	$21	122,712	$22
25.1-37.5	1,180,240	6.24	$31	170,700	$32
37.6-50.0	1,220,156	4.68	$48	819,852	$48
50.1-75.0	238,360	4.63	$60	143,160	$60
75.1-100.0	218,200	4.09	$81	152,040	$82
100.1-165.0	57,000	3.91	$130	50,440	$132

	3,871,008			1,543,504

1999 Plan	—			—
12.6-25.0	11,589,836	5.30	$19	4,515,800	$21
25.1-37.5	5,263,004	4.74	$31	3,002,040	$32
37.6-50.0	1,435,680	4.46	$42	864,720	$42
50.1-68.8	73,600	3.91	$52	65,920	$52

	18,362,120			8,448,480

Options to purchase 1,401,150 shares of Progeon, with a weighted average exercise price of $1.39 and fair value $0.60 have been granted during fiscal 2004. Options to purchase 77,700 shares with a weighted average exercise price of $0.79 were forfeited during the period. Options to purchase 3,124,625 shares were outstanding as of March 31, 2004 with a weighted average remaining contractual life of 4.81 years and weighted average exercise price of $1.00. Options to purchase 443,641 shares were exercisable as of March 31, 2004 with a weighted average exercise price of $0.69.

Options to purchase 1,801,175 shares of Progeon, with a weighted average exercise price of $0.69 and fair value $0.30 have been granted during fiscal 2003 and were outstanding as of March 31, 2003. There were no forfeitures or exercises on these grants. The outstanding options as of March 31, 2003 had a weighted average remaining contractual life of 4.33 years and weighted average exercise price of $0.69. No options were exercisable as of March 31, 2003.

2.18	Income taxes

The provision for income taxes in the income statement comprises:

	(Dollars in millions)

	Year ended March 31,
	2002	2003	2004
Current taxes
Domestic taxes	$6	$19	$10
Foreign taxes	24	25	40

	30	44	50
Deferred taxes
Domestic taxes	—	(1)	1
Foreign taxes	(2)	(1)	—

	(2)	(2)	1

Aggregate taxes	$28	$42	$51

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All components of the aggregate taxes of $28 million, $42 million and $51 million for fiscal 2002, 2003 and 2004 are allocated to the continuing operations of the company. Tax benefits of $1 million and $3 million earned on exercise of employee stock options are credited to additional paid in capital during fiscal 2003 and fiscal 2004.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of March 31,
	2003	2004
Deferred tax assets:
Property, plant and equipment	$4	$6
Allowances on trade accounts receivable	1	1
Investments	3	3
Accrual for compensated absences	—	1

	8	11
Less: Valuation allowance	(1)	(2)

	7	9

Deferred tax liabilities
Gains on foreign exchange forward contracts	—	(1)
Intangible assets	—	(1)

	—	(2)

Net deferred tax assets	$7	$7

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at March 31, 2004. The valuation allowance relates to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At April 2001, the valuation allowance was $2 million. The valuation allowance decreased by $1 million during the year ended March 31, 2002. The valuation allowance increased by $1 million during the year ended March 31, 2004.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

	(Dollars in millions)

	Year ended March 31,
	2002	2003	2004
Net income before taxes	$192	$237	$321
Enacted tax rates in India	35.70%	36.75%	35.875%

Computed expected tax expense	$69	$87	$115

Tax effect due to non-taxable income for Indian tax purposes	(49)	(51)	(78)
Effect of differential foreign tax rates	3	3	7
Others	5	3	7

Aggregate taxes	$28	$42	$51

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday); and (ii) a tax deduction for profits derived from exporting computer software (the Export Deduction). All but one of the company’s software development facilities are located in designated Software Technology Parks (STP). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provided that the exempt income from an export oriented undertaking, for fiscal 2003 be restricted to 90% of its export income. However, this restriction is not applicable from fiscal 2004. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the company’s U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. At March 31, 2004, the company’s U.S. branch net assets amounted to approximately $128 million. The company has not triggered the BPT and intends to maintain the current level of its net assets in the U.S., as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.19	Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share. See Note 2.24.

	Year ended March 31,
	2002	2003	2004
Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,226,592	262,284,008	262,780,308
Effect of dilutive common equivalent shares – stock options outstanding	2,112,904	3,632,028	4,385,928

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	264,339,496	265,916,036	267,166,236

Options to purchase 2,543,200 shares under the 1998 Plan and 10,087,028 shares under the 1999 Plan were not considered for calculating diluted earnings per share for fiscal 2004 as their effect was anti-dilutive.

2.20	Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $88 million and $149 million as of March 31, 2003 and 2004, respectively. The foreign exchange forward contracts mature between one to 12 months.

2.21	Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services (comprising enterprises providing banking, finance and insurance services), manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.21.1	Industry segments

	(Dollars in millions)

Year ended March 31, 2002
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$200	$93	$85	$67	$100	$545
Identifiable operating expenses	74	38	24	19	35	190
Allocated expenses	52	23	21	17	25	138

Segmental operating income	74	32	40	31	40	217

Unallocable expenses						39

Operating income						178
Other income, net						14

Income before income taxes						192
Provision for income taxes						28

Net income						$164

Year ended March 31, 2003
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$283	$124	$114	$86	$147	$754
Identifiable operating expenses	114	50	38	27	55	284
Allocated expenses	81	33	31	23	39	207

Segmental operating income	88	41	45	36	53	263

Unallocable expenses						44

Operating income						219
Other income, net						18

Income before income taxes						237
Provision for income taxes						42

Net income						$195

Year ended March 31, 2004
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$389	$157	$176	$124	$217	$1,063
Identifiable operating expenses	164	68	73	46	91	442
Allocated expenses	103	39	45	31	55	273

Segmental operating income	122	50	58	47	71	348
Unallocable expenses						55

Operating income						293
Other income, net						28

Income before income taxes						321
Provision for income taxes						51

Net income						$270

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.21.2	Geographic segments

	(Dollars in millions)

Year ended March 31, 2002
	North America	Europe	India	Rest of the World	Total
Revenues	$388	$106	$11	$40	$545
Identifiable operating expenses	135	38	4	12	189
Allocated expenses	98	27	3	10	138

Segmental operating income	155	41	4	18	218
Unallocable expenses					40

Operating income					178
Other income, net					14

Income before income taxes					192
Provision for income taxes					28

Net income					$164

Year ended March 31, 2003
	North America	Europe	India	Rest of the World	Total
Revenues	$550	$133	$16	$55	$754
Identifiable operating expenses	218	47	4	16	285
Allocated expenses	150	36	6	15	207

Segmental operating income	182	50	6	24	262
Unallocable expenses					43

Operating income					219
Other income, net					18

Income before income taxes					237
Provision for income taxes					42

Net income					$195

Year ended March 31, 2004
	North America	Europe	India	Rest of the World	Total
Revenues	$757	$204	$14	$88	$1,063
Identifiable operating expenses	318	83	4	37	442
Allocated expenses	193	52	4	24	273

Segmental operating income	246	69	6	27	348
Unallocable expenses					55

Operating income					293
Other income, net					28

Income before income taxes					321
Provision for income taxes					51

Net income					$270

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.21.3	Significant clients

No client individually accounted for more than 10% of the revenues in fiscal 2002, 2003 and 2004.

2.22	Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit has been served on the company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

2.23	Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $2 million as of March 31, 2003 and 2004. These guarantees are generally provided to governmental agencies.

2.24	Subsequent event

On June 12, 2004, the members of the company approved a 3:1 bonus issue on the company’s equity shares. This bonus issue has the nature of a stock split effected in the form of a stock dividend with 3 additional shares being issued for every share held. Bonus shares were allotted to shareholders on July 3, 2004. In connection with the bonus issue, the company split the ADSs so that thereafter each ADS represents one underlying share. The computations of basic and diluted EPS has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise prices of stocks option grants are retroactively restated to reflect the stock split. (See notes 1.19, 2.12.1, 2.17 and 2.19).

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Dollars in millions)

	AS OF
	March 31, 2004 (1)	September 30, 2004
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$445	$335
Investment in liquid mutual fund units	218	210
Trade accounts receivable, net of allowances	150	202
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	30
Unbilled revenue	24	29

Total current assets	873	808
Property, plant and equipment, net	228	263
Goodwill	8	7
Intangible assets, net	2	1
Deferred tax assets	7	7
Other assets	14	22

Total Assets	$1,132	$1,108

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$2
Client deposits	15	9
Other accrued liabilities	99	101
Income taxes payable	22	28
Unearned revenue	15	22

Total current liabilities	152	162
Non-current liabilities
Preferred stock of subsidiary	22	20
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized as of September 30, 2004 Issued and outstanding - 266,564,224 and 267,860,670 equity shares as of March 31, 2004 and September 30, 2004 respectively (See Note 2.11)	9	31
Additional paid-in capital	157	188
Accumulated other comprehensive income	39	(15)
Retained earnings	748	717

Total stockholders’ equity	953	921

Total Liabilities and Stockholders’ Equity	$1,132	$1,108

(1)	March 31, 2004 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

		(Dollars in millions except share and per share data)

	Three months ended September 30,		Six months ended September 30,
	2003	2004	2003	2004
Revenues	$251	$379	$484	$713
Cost of revenues	142	214	275	401

Gross profit	109	165	209	312

Operating Expenses:
Selling and marketing expenses	18	26	35	50
General and administrative expenses	20	30	38	56
Amortization of stock compensation expense	—	—	1	—
Amortization of intangible assets	3	—	4	1

Total operating expenses	41	56	78	107

Operating income	68	109	131	205
Other income	10	6	16	6

Income before income taxes	78	115	147	211
Provision for income taxes	13	18	24	31

Net income	$65	$97	$123	$180

Earnings per equity share
Basic	$0.25	$0.36	$0.47	$0.68
Diluted	$0.24	$0.35	$0.46	$0.66
Weighted average equity shares used in computing earnings
per equity share (See Note 2.11)
Basic	262,364,112	266,262,865	262,349,472	265,781,580
Diluted	265,650,900	272,121,905	264,979,408	271,186,823

See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

							(Dollars in millions)

	Common stock		Additional paid-in capital	Comprehensive income	Accumulated other Comprehensive income	Deferred stock compensation	Retained earnings	Total stockholders’ equity
	Shares	Par value
	(See Note 2.11)
Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626

Common stock issued	103,576	—	1		—	—	—	1
Cash dividends	—	—	—		—	—	(23)	(23)
Amortization of compensation related to stock option grants	—	—	—		—	2	—	2
Comprehensive income
Net income	—	—	—	$123	—	—	123	123
Other comprehensive income
Translation adjustment	—	—	—	25	25	—	—	25

Comprehensive income				$148

Balance as of September 30, 2003	265,075,888	$9	$128		$(7)	$(1)	$625	$754

Balance as of March 31, 2004	266,564,224	$9	$157		$39	—	$748	$953

Common stock issued	1,296,446	—	27		—	—	—	27
Cash dividends	—	—	—		—	—	(189)	(189)
Income tax benefit arising on exercise of stock options	—	—	4		—	—	—	4
Stock split effected in the form of a stock dividend (See Note 2.11)		22	—		—	—	(22)	—
Comprehensive income
Net income	—	—	—	$180	—	—	180	180
Other comprehensive income
Translation adjustment	—	—	—	(54)	(54)	—	—	(54)

Comprehensive income				$126

Balance as of September 30, 2004	267,860,670	$31	$188		$(15)	—	$717	$921

See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in millions)

	Six months ended September 30,
	2003	2004
Operating Activities:
Net income	$123	$180
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	20	25
Amortization of intangible assets	4	1
Provision for investments	1	—
Deferred taxes	1	(2)
Amortization of stock compensation expense	2	—
Changes in assets and liabilities
Trade accounts receivable	(16)	(60)
Prepaid expenses and other current assets	(6)	5
Unbilled revenue	2	(7)
Income taxes	10	9
Accounts payable	—	1
Client deposits	—	(6)
Unearned revenue	2	8
Other accrued liabilities	12	7

Net cash provided by operating activities	155	161

Investing Activities:
Expenditure on property, plant and equipment	(29)	(72)
Loans to employees	2	1
Non-current deposits with corporations	—	(8)
Investment in liquid mutual fund units	(98)	(24)
Redemption of liquid mutual fund units	—	20

Net cash used in investing activities	(125)	(83)

Financing Activities:
Proceeds from issuance of common stock	1	27
Payment of dividends	(22)	(189)

Net cash used in financing activities	(21)	(162)

Effect of exchange rate changes on cash	13	(26)
Net increase / (decrease) in cash and cash equivalents during the period	22	(110)
Cash and cash equivalents at the beginning of the period	354	445

Cash and cash equivalents at the end of the period	$376	$335

Supplementary information:
Cash paid towards taxes	$13	$24
Stock split effected in the form of a stock dividend (See Note 2.11)

See accompanying notes to the unaudited consolidated financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Company overview and significant accounting policies

1.1	Company overview

Infosys Technologies Limited (Infosys) along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc (Infosys Consulting) is a leading global information technology, or IT, services company. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

1.2	Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2004.

1.3	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4	Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-timeframe basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5	Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6	Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8	Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9	Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10	Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11	Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12	Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13	Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15	Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16	Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of September 30, 2004 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17	Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18	Retirement benefits to employees

1.18.1	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2	Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3	Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered provident fund.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19	Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148,

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except share and per share data)

	Six months ended September 30,
	2003	2004
Net income, as reported	$123	$180
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(29)	(16)

Pro forma net income	$96	$164

Earnings per share: (See Note 2.11)
Basic - as reported	$0.47	$0.68
Basic - pro forma	$0.36	$0.62
Diluted - as reported	$0.46	$0.66
Diluted - pro forma	$0.36	$0.61

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:
	Six months ended September 30,
	2003	2004
Dividend yield %	0.2%	—
Expected life	1-5 years	—
Risk free interest rate	5.2%-5.7%	—
Volatility	60-75%	—

There have been no grants of stock options by Infosys during the six months ended September 30, 2004.

1.20	Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21	Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations.

1.22	Recent Accounting Pronouncements

Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the company does not deduct the expense of employee stock option grants from its income based on the fair value method as it had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company is required to adopt SFAS 123R from July 1, 2005. The Company is evaluating the impact of the standard on our existing grants of employee stock options and future grants, if any.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Notes to the consolidated financial statements

2.1	Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Cost and fair values
Cash and bank deposits	$397	$289
Deposits with corporations	48	46

	$445	$335

Cash and cash equivalents include restricted cash balances in the amount of $1 million as of September 30, 2004. The restrictions are primarily on account of unclaimed dividends.

2.2	Trade accounts receivable

Trade accounts receivable as of March 31, 2004 and September 30, 2004, net of allowance for doubtful accounts of $3 million and $4 million respectively, amounted to $150 million and $202 million. The age profile of trade accounts receivable, net of allowances is given below.

In %

	As of
	March 31, 2004	September 30, 2004
Period (in days)
0 - 30	69.7	76.4
31 - 60	21.6	11.2
61 - 90	4.7	7.6
More than 90	4.0	4.8

	100.0	100.0

2.3	Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia for $14 million. The purchase consideration includes $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed “Infosys Technologies (Australia) Pty. Limited”. There is further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration is being accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7

Total purchase price	$14

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Rent deposits	$3	$4
Security deposits with service providers	2	3
Loans to employees	13	13
Prepaid expenses	13	10
Other current assets	5	—

	$36	$30

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5	Property, plant and equipment – net

Property, plant and equipment consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Land	$21	$24
Buildings	106	121
Furniture and fixtures	59	64
Computer equipment	107	117
Plant and equipment	65	70
Capital work-in-progress	48	55

	406	451
Accumulated depreciation	(178)	(188)

	$228	$263

Depreciation expense amounted to $19 million and $25 million for the six months ended September 30, 2003 and 2004 respectively. The amount of third party software (for internal use) expensed during the six months ended September 30, 2003 and 2004 was $ 8 million and $11 million respectively.

2.6	Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $4 million and

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was recorded as an intangible asset and amortized over two years being management’s initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets and the recorded values of these intangible assets have been completely amortized as of March 31, 2004. Amortization of the cost of these products aggregated to $4 million for the six months ended September 30, 2003.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty. Limited, Australia is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The unamortized balance as of September 30, 2004 was $1 million.

2.7	Other assets

Other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Non current portion of loans to employees	$14	$12
Non current deposits with corporations	—	8
Others	—	2

	$14	$22

2.8	Related parties

The company provides loans to eligible employees in accordance with policy. No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $27 million and $25 million were outstanding as of March 31, 2004 and September 30, 2004.

The required repayments of employee loans outstanding as of September 30, 2004 are as detailed below.

(Dollars in millions)

Year ending September 30,	Repayment
2005	$13
2006	3
2007	2
2008	3
2009	1
Thereafter	3

$25

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of related party receivables amounted to $24 million and $21 million as of March 31, 2004 and September 30, 2004 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9	Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Accrued compensation to staff	$71	$51
Accrued dividends	—	1
Provision for post sales client support	1	5
Withholding taxes payable	9	13
Provision for expenses	16	22
Retainage	1	3
Marked to market loss accrued on foreign exchange forward contracts	—	4
Others	1	2

	$99	$101

2.10	Employee post-retirement benefits

2.10.1	Gratuity

The components of the benefit costs are:

(Dollars in millions)

	Six months ended September 30
	2003	2004
Components of net benefit cost
Service cost	2	3
Interest cost	1	1
Expected return on assets	(1)	(1)

Net gratuity cost	2	3

The company had previously disclosed in the financial statements for the year ended March 31, 2004 that the company expects to contribute approximately $5 million to the gratuity trusts during fiscal 2005. As of September 30, 2004, $3 million of contributions have been made. Company presently anticipates contributing an additional $3 million to the gratuity trusts in fiscal 2005 for a total of $6 million.

2.10.2	Superannuation

The company contributed $1 million and $2 million to the superannuation plan in the six months ended September 30, 2003 and 2004, respectively.

2.10.3	Provident fund

The company contributed $3 million and $4 million to the provident fund in the six months ended September 30, 2003 and 2004, respectively.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.11	Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 3 additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computations of basic and diluted EPS has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and exercise price of stock option grants are retroactively restated to reflect stock splits made.

The rights of equity shareholders are set out below.

2.11.1	Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represent one underlying equity share.

2.11.2	Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.11.3	Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.11.4	Stock options

There are no voting, dividend or liquidation rights to the holders of options issued under the company’s stock option plans.

2.12	Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration approximating $20 million.

Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event.; The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

2.13	Other income

Other income consists of the following:

(Dollars in millions)

	Six months ended September 30,
	2003	2004
Interest income	$9	$7
Income from mutual fund investments	1	4
Foreign exchange gain / (loss), net	7	(5)
Provision for investments	(1)	—

	$16	$6

The provision for investments during the six months ended September 30, 2003 include write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.14	Research and development

Cost of revenues in the accompanying statements of income include research and development expenses of $3 million and $5 million for the six months ended September 30, 2003 and 2004 respectively. General and administrative expenses in the accompanying statements of income include research and development expenses of $1 million for the six months ended September 30, 2003 and 2004.

2.15	Employees’ Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options / stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $2 million for the six months ended September 30, 2003. The deferred stock compensation expense has been completely amortized as of March 31, 2004. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1999 Stock Offer Plan (the 1999 Plan). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 26,400,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

The activity in the warrants / equity shares of the 1994, 1998 and 1999 ESOP in the six months ended September 30, 2003 and 2004 are set out below and are adjusted to reflect the change in the capital structure of the company (See Note 2.11).

	Six months ended September 30,
	2003		2004
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1994 Option plan:
Outstanding at the beginning of the period	1,272,800	—	1,266,400	—
Granted	—	—	—	—
Forfeited	(2,400)	$0.3
Exercised	—	—	(1,266,400)	$0.3

Outstanding at the end of the period	1,270,400		—

1998 Option plan:
Outstanding at the beginning of the period	5,006,812		3,871,008
Granted	190,800	$24	—
Forfeited	(318,872)	$36	(85,190)	$45
Exercised	(70,320)	$9	(83,768)	$30

Outstanding at the end of the period	4,808,420		3,702,050

Exercisable at the end of the period	1,450,300		1,858,270
Weighted-average fair value of options granted during the period		$6		—
1999 Option plan:
Outstanding at the beginning of the period	20,244,684		18,362,120	—
Granted	744,800	$16	—
Forfeited	(702,868)	$24	(570,545)	$25
Exercised	(33,256)	$14	(1,212,678)	$20

Outstanding at the end of the period	20,253,360		16,578,897

Exercisable at the end of the period	6,783,996		9,811,259
Weighted-average fair value of options granted during the period		$7		—

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding as of September 30, 2004

Range of exercise prices per share ($)	Options Outstanding			Options Exercisable
	No. of shares arising out of options	Weighted average remaining contractual life in years	Weighted average exercise price	No. of shares arising out of options	Weighted average exercise price
1998 Plan
9-25	918,044	5.1	$20	387,440	$18
26-50	2,281,846	5.0	$39	1,046,430	$43
51-75	234,400	4.1	$60	156,640	$60
76-100	210,760	3.6	$81	210,760	$81
101-165	57,000	3.4	$130	57,000	$130

Total	3,702,050			1,858,270

1999 Plan
13-25	10,386,155	5.0	$19	5,098,477	$19
26-50	6,171,142	4.1	$34	4,691,182	$34
51-70	21,600	3.5	$55	21,600	$55

Total	16,578,897			9,811,259

Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising two members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

	Six months ended September 30,
	2003		2004
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
Progeon’s 2002 Plan
Outstanding at the beginning of the period	1,801,175		3,124,625
Granted	663,750	$1.26	271,400	$2.29
Forfeited	—		(208,907)	$1.54
Exercised	—		(6,325)	$0.69

Outstanding at the end of the period	2,464,925	$0.84	3,180,793	$1.08

Exercisable at the end of the period	—	—	482,895	$0.76
Weighted-average fair value of options granted during the period	—	$0.36	—	$0.89

Options outstanding as of September 30, 2004 have exercise prices in the range of $0.69-$2.29 with a weighted average remaining contractual life of 2.6 years.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.16	Income taxes

The provision for income taxes in the income statement comprises:

	(Dollars in millions)

	Six months ended September 30,
	2003	2004
Current taxes
Domestic taxes	$7	$8
Foreign taxes	16	25

	23	33

Deferred taxes
Domestic taxes	1	(1)
Foreign taxes	—	(1)

	1	(2)

Aggregate taxes	$24	$31

All components of the aggregate taxes of $24 million and $31 million for the six months ended September 30, 2003 and 2004 are allocated to the continuing operations of the company. Tax benefits of $4 million earned on exercise of employee stock options have been credited to additional paid in capital during the six months ended September 30, 2004.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Deferred tax assets
Property, plant and equipment	$6	$7
Allowances on trade accounts receivable	1	1
Investments	3	3
Accrual for compensated absences	1	1
Others	—	1

	11	13
Less: Valuation allowance	(2)	(3)

	9	10

Deferred tax liabilities
Gains on foreign exchange forward contracts	(1)	—
Intangible assets	(1)	(1)

	(2)	(1)

Net deferred tax assets	$7	$9

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at September 30, 2004. The valuation allowance relates to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The valuation allowance was $2 million as of March 31, 2004. The valuation allowance increased by $1 million during the six months ended September 30, 2004.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier.

2.17	Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Six months ended September 30,
	2003	2004
Basic earnings per equity share - weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,349,472	265,781,580
Effect of dilutive common equivalent shares - stock options outstanding	2,629,936	5,405,243
Diluted earnings per equity share - weighted average number of common shares and common equivalent shares outstanding	264,979,408	271,186,823

Options to purchase 1,072,399 shares under the 1998 Plan and 3,936,042 shares under the 1999 Plan were not considered for calculating diluted earnings per share for the six months ended September 30, 2004 as their effect was anti-dilutive.

The computations of basic and diluted EPS has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.11

2.18	Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter-party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $149 million and $188 million as of March 31, 2004 and September 30, 2004, respectively. The foreign exchange forward contracts mature between one to 12 months.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.19	Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.19.1	Industry segments

	(Dollars in millions)

Six months ended September 30, 2003	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$185	$74	$73	$56	$96	$484
Identifiable operating expenses	78	32	29	21	39	199
Allocated expenses	50	19	20	14	25	128
Segmental operating income	$57	$23	$24	$21	$32	$157
Unallocable expenses						26
Operating income						131
Other income, net						16
Income before income taxes						147
Provision for income taxes						24

Net income						$123

Six months ended September 30, 2004	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$246	$106	$130	$74	$157	$713
Identifiable operating expenses	106	46	56	29	65	302
Allocated expenses	67	24	31	17	42	181
Segmental operating income	$73	$36	$43	$28	$50	230
Unallocable expenses						25
Operating income						205
Other income, net						6
Income before income taxes						211
Provision for income taxes						31

Net income						$180

2.19.2	Geographic segments

	(Dollars in millions)

Six months ended September 30, 2003	North America	Europe	India	Rest of the World	Total
Revenues	$360	$86	$9	$29	$484
Identifiable operating expenses	151	34	3	11	199
Allocated expenses	95	22	2	9	128
Segmental operating income	$114	$30	$4	$9	157
Unallocable expenses					26
Operating income					131
Other income, net					16
Income before income taxes					147
Provision for income taxes					24

Net income					$123

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	(Dollars in millions)

Six months ended September 30, 2004	North America	Europe	India	Rest of the World	Total
Revenues	$464	$156	$12	$81	$713
Identifiable operating expenses	199	63	3	37	302
Allocated expenses	113	36	3	30	182
Segmental operating income	$152	$57	$6	$14	229
Unallocable expenses					24
Operating income					205
Other income, net					6
Income before income taxes					211
Provision for income taxes					31

Net income					$180

2.19.3	Significant clients

No client individually accounted for more than 10% of the revenues in the six months ended September 30, 2003 and 2004.

2.20	Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. This matter has recently been settled. Pursuant to the settlement agreement, all of Ms. Griffiths’s claims against the company will be released and the lawsuit will be dismissed with prejudice. The company believes the lawsuit will be dismissed at the end of January 2005.

2.21	Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $2 million and $3 million as of March 31, 2004 and September 30, 2004, respectively. These guarantees are generally provided to governmental agencies.